Registration No. _______________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

COMMUNITY FIRST FINANCIAL BANCORP, INC.

(Exact name of issuer as specified in its Charter)

Ohio	31-1755268
(State of Incorporation)	(I.R.S. Employer Identification No.)

25 North Main Street, New Holland, Ohio 43145, (740) 495-5307

(Address, including zip code, and telephone number, including area code,

of registrant's Principal Executive Offices)

Edgar A. Smith, President

Community First Financial Bancorp, Inc.

25 North Main Street

New Holland, Ohio 43145

(740) 495-5307

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy To:

Susan B. Zaunbrecher, Esq.

Dinsmore & Shohl

1900 Chemed Center

255 East Fifth Street

Cincinnati, Ohio 45202

(513) 977-8200

Approximate date of commencement of proposed sale:

As soon as practicable after the effective date of this Registration Statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [XX]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE
Title of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price	Amount of Registration Fee
Common Stock without par value	87,232	$32.3875*	$2,881,054.88	$720.26

* Pursuant to Rule 457(f)(2) of Regulation C promulgated under the Securities Act of 1933, the Proposed Maximum Offering Price Per Share was calculated using the book value of the securities as determined at March 31, 2001. The transaction to be registered on this Registration Statement on Form S-4 is the issuance of shares of common stock without par value of the Registrant to the existing shareholders of First National Bank of New Holland pursuant to the merger of First National Bank of New Holland into a wholly-owned subsidiary of the Registrant. As a result of the merger, each shareholder of First National Bank of New Holland will receive four shares of the Registrant's common stock in exchange for each share of First National Bank of New Holland common stock. Although there are transactions in the common stock of First National Bank of New Holland from time to time, trading has been extremely limited. As of March 31, 2001, the estimated book value of First National Bank of New Holland common stock was approximately $132.11 per share. Since four shares of the Registrant's common stock are to be issued for each of the presently outstanding shares of First National Bank of New Holland common stock, the per share book value of $33.0275 per share of Registrant common stock is the amount on which the above registration fee is based.

THE FIRST NATIONAL BANK OF NEW HOLLAND

25 North Main Street

New Holland, Ohio 43145-1898

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of The First National Bank of New Holland:

The First National Bank of New Holland is giving notice that the Annual Meeting of Shareholders of The First National Bank of New Holland will be held on May 30, 2001 at 4:00 p.m., local time, at the main office of The First National Bank of New Holland located at 25 North Main Street, New Holland, Ohio, for the following purposes:

1. To consider and act upon a proposal for the reorganization of The First National Bank of New Holland into a one-bank holding company structure, all as described in the accompanying Proxy Statement/Prospectus;

2. To elect the members of the board of directors of The First National Bank of New Holland; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors of First National Bank of New Holland has unanimously adopted the foregoing reorganization proposal and recommends its approval by the shareholders. The board of directors also recommends that you vote to elect those persons nominated for election to the board of directors.

The board of directors has fixed the close of business on April 23, 2001 as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Those who have purchased First National Bank of New Holland stock after that date will not be entitled to vote at the Annual Meeting.

You are cordially invited to attend the Annual Meeting in person. Enclosed you will find a Proxy Statement/Prospectus, a proxy card and a return envelope. The Proxy Statement/Prospectus includes the Annual Report of The First National Bank of New Holland. Any person may obtain the Annual Report of The First National Bank of New Holland by contacting Edgar A. Smith at First National Bank of New Holland, 25 North Main Street, New Holland, Ohio 43145, telephone number (740) 495-5307. Whether or not you plan to attend, we urge you to complete, date, sign and return the enclosed proxy card in the envelope provided as soon as possible.

By order of the Board of Directors

Dated: May 2, 2001	Marty R. Mace, President

PROXY STATEMENT/

PROSPECTUS

THE FIRST NATIONAL BANK OF NEW HOLLAND

25 NORTH MAIN STREET

NEW HOLLAND, OHIO 43145

87,232 shares of common stock of

Community First Financial Bancorp

to be issued in connection with the reorganization

of the First National Bank of New Holland

into a holding company-subsidiary structure

This Proxy Statement/Prospectus constitutes the Proxy Statement of The First National Bank of New Holland with respect to the annual meeting of its shareholders to be held on Wednesday, the 30th of May, 2001 at 4:00 p.m. local time. This document also serves as a prospectus of Community First Financial Bancorp, Inc. relating to its offering of up to 87,232 shares of common stock in connection with the reorganization of First National Bank of New Holland into a holding company structure.

The board of directors of First National Bank of New Holland has approved and adopted the reorganization of First National Bank of New Holland into a bank holding company structure. This Proxy Statement/Prospectus gives detailed information concerning the proposed reorganization and includes a copy of the Plan and Agreement of Merger between First National Bank of New Holland and Community First Financial Bancorp dated April 10, 2001. The holding company reorganization cannot be completed unless shareholders holding at least two-thirds of the issued and outstanding shares of common stock of First National Bank of New Holland approve it at the annual shareholders meeting.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The approval of the Office of the Comptroller of the Currency reflects only its view that the transaction does not contravene applicable competitive standards imposed by law, and that the transaction is consistent with regulatory policies relating to safety and soundness. The approval of the Office of the Comptroller of the Currency is not an opinion by the Office of the Comptroller of the Currency that the proposed transaction is favorable to the shareholders from a financial point of view or that the Office of the Comptroller of the Currency has considered the adequacy of the terms of the transaction. The approval of the Office of the Comptroller of the Currency is not an endorsement or recommendation of the reorganization.

The securities being offered through this document are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

The date of this Proxy Statement/Prospectus is May 2, 2001

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION 1

SUMMARY 6

Board of Directors Recommendation and Shareholder Vote Required 6

Description of First National Bank of New Holland, its Properties and Other Information 6

Description of Community First Financial Bancorp and CFF Interim National Bank 6

Regulatory Approvals Necessary to Complete the Reorganization 7

Voting and Revocation of Proxies 7

ANNUAL MEETING 8

Date, Time and Place 8

Record Date and Voting Securities 8

Proxies and Solicitation of Proxies 8

Revocability of Proxies 8

ELECTION OF DIRECTORS 9

REORGANIZATION OF THE BANK INTO A ONE-BANK HOLDING COMPANY 10

General 10

Background of the Reorganization 11

How the Reorganization Will Be Effected 11

Summary of the Agreements Necessary to Effect the Reorganization 12

Expenses of Conversion 13

Rights of Dissenting Shareholders 13

Conditions of the Merger 14

Amendment or Abandonment of the Plan and Agreement of Merger 15

Conversion of Shares and Exchange of Certificates 16

Anticipated Accounting Treatment of the Reorganization 17

Material Federal Income Tax Consequences of the Reorganization 17

State Income Taxes for Ohio Shareholders on Dividends 18

Capitalization of Community First Financial Bancorp, First National Bank of New Holland and CFF Interim National Bank 19

DESCRIPTION OF FIRST NATIONAL BANK OF NEW HOLLAND COMMON STOCK AND COMMUNITY FIRST FINANCIAL BANCORP COMMON STOCK 20

Description of Stock and the Differences between Federal and State Laws Pertaining to the Stock 20

Dividends 20

Preemptive Rights 21

Cumulative Voting 21

Par Value 21

Stabilizing and Anti-takeover Features Contained in Community First Financial Bancorp's Governing Documents 21

INFORMATION CONCERNING COMMUNITY FIRST FINANCIAL BANCORP 25

Information About the Bank Holding Company 25

Supervision and Regulation of the Holding Company 25

Liability and Indemnification of Directors and Officers 26

INFORMATION CONCERNING FIRST NATIONAL BANK OF NEW HOLLAND 27

Information About the Bank 27

Selected Financial Data 28

Supervision and Regulation of the Bank 28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 29

Financial Condition and Comparison of Results of Operations 30

Yields Earned and Rated Paid 34

Asset/Liability Management 35

Liquidity and Interest Rate Sensitivity 35

MANAGEMENT OF FIRST NATIONAL BANK OF NEW HOLLAND AND COMMUNITY FIRST FINANCIAL BANCORP 37

Directors and Executive Officers 37

Executive Compensation 39

CERTAIN BENEFICIAL OWNERS 40

COMMON STOCK MARKET INFORMATION AND DIVIDEND DATA 40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS 41

LEGAL MATTERS 41

EXPERTS 42

OTHER BUSINESS 42

ANNUAL REPORT OF THE FIRST NATIONAL BANK OF NEW HOLLAND FS-1

Appendices

Plan and Agreement of Merger Appendix A

Articles of Incorporation Community First Financial Bancorp Appendix B

Code of Regulations of Community First Financial Bancorp. Appendix C

12 U.S.C. Section 215a and Banking Circular 259 Appendix D

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

1. Question: Why is The First National Bank of New Holland restructuring itself into a holding company system?

Answer: Because, by reorganizing, First National Bank of New Holland, whose activities currently are governed by the National Bank Act, can take advantage of a holding company structure. The activities of the holding company, once the reorganization is complete, will be governed by Ohio General Corporation Law and The Bank Holding Company Act of 1956. A bank holding company is a corporation that owns 25% or more of the voting securities of a bank. A holding company corporate structure will enhance First National Bank of New Holland's ability to compete under the laws and conditions prevailing in the banking field today. As a result of the proposed holding company structure, First National Bank of New Holland will have:

- greater flexibility in carrying on the bank's business activity;

- greater ability to respond to future needs and opportunities to expand the financial services currently offered and the market currently served;

- greater opportunity for diversification, either through newly-formed subsidiaries or acquisition of established companies;

- greater flexibility to meet future financing needs through issuance of additional common stock without regulatory approval; and

- greater authority to redeem its shares, subject to regulatory limits, without prior regulatory approval.

In addition, with the passage of the Gramm-Leach-Bliley Act in 1999, bank holding companies are permitted to become financial holding companies and to engage in a wider variety of businesses, some wholly unrelated to banking. Community First Financial Bancorp, the new holding company may apply to the Federal Reserve to become a financial holding company following the reorganization if the board of directors of the holding company determines that such election is in the best interest of the holding company and its shareholders.

2. Question: What are the differences between shareholders rights and protections under Ohio state law and federal banking law which we may see in the reorganization?

Answer: In summary, dividend policy under state law is more liberal than under federal banking law; cumulative voting rights under Ohio law are somewhat more restrictive than those under federal banking law and an Ohio corporation, unlike a national bank, can issue no par value stock, can repurchase its shares to hold as treasury shares and can impose supermajority voting requirements in certain situations.

The following is an outline of the differences between the federal and state laws pertaining to the stock of a national bank versus that of an Ohio corporation:

	FEDERAL BANKING LAW	OHIO CORPORATE LAW
Dividends	Payable only from net profits.	Payable from surplus, provided that no dividend is payable if the corporation is insolvent or if there is reason to believe that payment of a dividend would render it insolvent.
Preemptive Rights	Permitted by law. The articles of association of First National Bank of New Holland provide for preemptive rights.	Permitted by law. Community First Financial Bancorp will not provide preemptive rights under its articles of incorporation.
Cumulative Voting	Permitted by law and under the articles of association of First National Bank of New Holland and exercisable without need for corporate action or notice requirements.	While permitted under the original articles of incorporation, the articles of incorporation of Community First Financial Bancorp will be amended to deny cumulative voting rights to holding company shareholders prior to the consummation of the holding company conversion. Ohio law requires that a shareholder who desires cumulative voting in the election of directors give notice to the president, vice president or secretary of the corporation of his or her desire to cumulatively vote his or her shares at least 48 hours before the meeting of his or her desire to and that the chairman of the meeting announce the giving of such notice upon the convening of the meeting.
Par Value	Par value stock is required and is used to set the stated capital.	Par value stock is not required. An Ohio corporation can issue no par value stock and such shares do not, by themselves, increase stated capital of the corporation.
Repurchase of Shares	Repurchase of shares not permitted except under limited circumstances.	Repurchase of shares may be authorized by the board of directors without shareholder action so long as, immediately thereafter, the corporation's assets are not less than its liabilities plus stated capital, so long as the corporation is not insolvent and so long as there is not reasonable ground to believe that the corporation would be rendered insolvent by the repurchase. A bank holding company may not expend more than 10% of its net worth in any 12-month period for the purpose of repurchasing its stock.
Classified Board of directors	First National Bank of New Holland's articles of association provide for the annual election of the entire board of directors.	The articles of incorporation of Community First Financial Bancorp provide for a classified board of directors consisting of two classes of directors with overlapping two-year terms of office.

3. Question: Will I notice any change in the business, operations or management of First National Bank of New Holland?

Answer: No. After the consummation of the transaction, First National Bank of New Holland will continue to operate as before and there will be no change in its business or operations. Additionally, the board of directors and management of First National Bank of New Holland after the transaction will be the same as prior to the reorganization.

4. Question: Is First National Bank of New Holland being sold?

Answer: No. First National Bank of New Holland is not being sold. First National Bank of New Holland simply is reorganizing into a holding company structure, with the end result being that the operating bank will be a wholly-owned subsidiary of a new holding company, Community First Financial Bancorp. All of the shareholders of First National Bank of New Holland, unless they exercise dissenters' rights, will become shareholders of Community First Financial Bancorp which, in turn, will own First National Bank of New Holland.

5. Question: Will my stock ownership change?

Answer: No. After the reorganization, you will own the same percentage of Community First Financial Bancorp as you owned of First National Bank of New Holland prior to the transaction. As part of the transaction, there will be a four for one stock split and an exchange of shares of First National Bank of New Holland for shares of Community First Financial Bancorp. For example, if you currently hold 100 shares of First National Bank of New Holland, you will hold 400 shares of Community First Financial Bancorp following the reorganization. As the end result, however, your percentage share ownership will not change. For example, if you own 2% of the outstanding shares of First National Bank of New Holland prior to the holding company conversion, you will, after the conversion, own 2% of the outstanding shares of Community First Financial Bancorp.

6. Question: What, if anything, will I, as a shareholder, be required to do?

Answer: You will not be required to do anything in connection with the reorganization, but the board of directors urges you to complete the proxy for the annual meeting of shareholders provided with this Proxy Statement/Prospectus, sign it and return it to First National Bank of New Holland in the envelope provided. The board of directors of First National Bank of New Holland has recommended that the shareholders vote upon the reorganization and the board is providing this Proxy Statement/Prospectus to the shareholders to obtain their vote. The board of directors recommends a vote FOR the proposed reorganization.

There are, however, some actions you can take that will make the implementation of the reorganization go more smoothly. First, First National Bank of New Holland asks that you return your proxy card, properly completed, so that First National Bank of New Holland can have as many responses as possible in advance of the date of the special shareholder meeting. This small effort on your part will make the determination of the voting results much easier.

Second, if the shareholders approve the transaction, and First National Bank of New Holland, Community First Financial Bancorp and CFF Interim National Bank consummate the transaction, each share of First National Bank of New Holland's stock will automatically be converted, by operation of law, into four shares of Community First Financial Bancorp. However, Community First Financial Bancorp will ask you to return your certificates for First National Bank of New Holland common stock in order to receive certificates representing Community First Financial Bancorp common stock in exchange for your First National Bank of New Holland shares. If you directly hold your First National Bank of New Holland shares, it may take some time for Community First Financial Bancorp to issue your shares of Community First Financial Bancorp. This time period should be no longer than 60 to 90 days, during which time you may not be able to trade your Community First Financial Bancorp shares. If you hold your shares through a broker in "street name", you will not be required to return these shares and will have instant credit to trade them upon the consummation of the reorganization. Please do not return your stock certificates until you are instructed by First National Bank of New Holland or Community First Financial Bancorp to do so.

7. Question: How long will this whole process take?

Answer: First National Bank of New Holland probably will complete the holding company conversion by the end of July, 2001. First National Bank of New Holland will file applications to approve the transaction with the Comptroller of the Currency and with the Federal Reserve Bank of Cleveland. The holding company conversion can only be completed if the shareholders of First National Bank of New Holland approve the transaction and if the transaction has been approved by the proper bank regulatory authorities.

8. Question: Will I have to pay extra taxes as a result of the transaction?

Answer: No. You will incur no additional taxes as a result of this transaction. You will recognize no gain or loss upon the exchange of your shares for shares of Community First Financial Bancorp, and the tax basis of the shares of Community First Financial Bancorp common stock received by you will be the same as the tax basis of First National Bank of New Holland common stock that you surrender. Please see the section entitled "Material Federal Income Tax Consequences of the Reorganization, "page ."

9. Question: If I disagree with the transaction, what are my rights?

Answer: If you disagree with the transaction, you can become a dissenting shareholder and have the right to be paid in cash the value of your shares (as of the time the merger becomes effective) if and when the merger is consummated, if you comply with the following conditions:

(1) you must vote against approval of the merger at the annual meeting of First National Bank of New Holland shareholders or give written notice to First National Bank of New Holland at or prior to the annual meeting that you dissent from the proposed merger, which notice shall be addressed to Edgar A. Smith, Executive Vice President, The First National Bank of New Holland, 25 North Main Street, New Holland, Ohio 43145;

(2) you must at any time before 30 days after consummation of the merger:

(a) make a written request for payment of the cash value of such shares to First National Bank of New Holland; and

(b) surrender your certificates representing such shares.

The value of your shares will be ascertained, as of the effective date of the transaction, by an appraisal, which is further explained in this Proxy Statement/Prospectus. See the section entitled "Rights of Dissenting Shareholders," page _____ in this Proxy Statement/Prospectus.

[THE BALANCE OF THIS PAGE LEFT INTENTIONALLY BLANK]

SUMMARY

Board of Directors Recommendation and Shareholder Vote Required

The First National Bank of New Holland board of directors has determined that, due to the greater business flexibility of a one-bank holding company system, it is desirable for First National Bank of New Holland to reorganize to become a wholly-owned subsidiary of a bank holding company. Accordingly, the board directed the formation of Community First Financial Bancorp and the organization of CFF Interim National Bank as a wholly-owned subsidiary of Community First Financial Bancorp. The board also approved the terms of the Plan and Agreement of Merger and the Agreement of Merger, which are necessary documents to effect the reorganization, and directed that the reorganization be presented to the First National Bank of New Holland shareholders for their consideration and approval. At the annual shareholders meeting, it will take the affirmative vote of two-thirds (2/3) of the outstanding shares of the bank to adopt the reorganization.

Description of First National Bank of New Holland, its Properties and Other Information

First National Bank of New Holland is a national banking association which was organized in 1904 and has been in continuous operation since that date. It is engaged in the general commercial banking business through its main office and one branch office located in Pickaway and Madison Counties, Ohio, respectively. The street address of First National Bank of New Holland's principal office is 25 North Main Street, New Holland, Ohio 43145. The telephone number of First National Bank of New Holland's principal office is (740) 495-5307, the mailing address of First National Bank of New Holland's principal office is P.O. Box 348, New Holland, Ohio 43145.

First National Bank of New Holland, as a national bank, is regulated by the Office of the Comptroller of the Currency under the National Banking Laws which are found in Title 12 of the United States Code. First National Bank of New Holland engages in all banking activities permitted under the law for a national bank. Among the services provided are checking, savings, certificate of deposit and individual retirement accounts. In addition, First National Bank of New Holland provides a full range of loan and credit services to its customers, including personal loans and commercial loans.

Description of Community First Financial Bancorp and CFF Interim National Bank

Community First Financial Bancorp is a proposed bank holding company which was incorporated with the Ohio Secretary of State on February 6, 2001 to facilitate the corporate reorganization of First National Bank of New Holland. Community First Financial Bancorp will be the sole shareholder of CFF Interim National Bank, which will be a newly formed entity for the purpose of facilitating the reorganization. CFF Interim National Bank will be formed when the Comptroller of the Currency directs First National Bank of New Holland to do so. It will be a non-operational "shell" bank set up for the sole purpose of legally effecting the reorganization. At the consummation of the conversion, the bank will be merged into CFF Interim National Bank. Neither Community First Financial Bancorp nor CFF Interim National Bank has conducted any business, and, until the merger becomes effective, neither will conduct any business. The business of the holding company will be conducted from the principal office of First National Bank of New Holland at 25 North Main Street, New Holland, Ohio 43145.

If the conversion is approved by First National Bank of New Holland's shareholders at the annual meeting of shareholders, and assuming the timely receipt of the appropriate regulatory approvals, it is expected that the conversion will be legally consummated by the end of July, 2001.

Regulatory Approvals Necessary to Complete the Reorganization

Community First Financial Bancorp must be approved for formation as a bank holding company by the Board of Governors of the Federal Reserve System, which regulates bank holding companies. In addition, the merger must be approved by the Comptroller of the Currency, the agency of the federal government which regulates national banks. First National Bank of New Holland and Community First Financial Bancorp will apply to both agencies for approval to consummate the holding company conversion. As a result of this regulation, the annual meeting may have to be recessed from time to time until the reorganization has been approved by the Comptroller of the Currency, so that First National Bank of New Holland's shareholders can act on technical changes, if any, to the Plan and Agreement of Merger or Agreement of Merger recommended by the Comptroller of the Currency. However, it is not anticipated at this time that the annual meeting will require a recess.

Voting and Revocation of Proxies

You can vote at the annual meeting of shareholders if you owned shares of First National Bank of New Holland at the close of business on April 23, 2001. The affirmative vote of the holders of at least two-thirds of First National Bank of New Holland common stock, or 14,539 shares, is necessary to approve the conversion and adopt the Plan and Agreement of Merger and the Agreement of Merger described in this Proxy Statement Prospectus. To elect the persons nominated to serve as directors, a plurality of the votes cast at the annual meeting must be voted in favor of electing these persons and the seven persons receiving the greatest number of votes will be elected as directors.

The shares represented by properly executed proxies will be voted as designated on the proxy. Properly executed proxies that do not contain voting instructions will be voted FOR the approval of the conversion and the adoption of the Plan and Agreement of Merger and the Merger Agreement and FOR the election of the persons nominated to serve as directors. Each person granting a proxy may revoke it at any time before it is voted by giving notice to First National Bank of New Holland in writing or in open meeting or by submitting a subsequently dated proxy.

ANNUAL MEETING

Date, Time and Place

The First National Bank of New Holland annual meeting will be held on May 30, 2001 at 4:00 p.m. local time at the bank's principal office located at 25 North Main Street, New Holland, Ohio.

Record Date and Voting Securities

Each of the 21,808 shares of First National Bank of New Holland common stock outstanding on April 23, 2001, the record date for the meeting, is entitled to one vote on all matters coming before the meeting. Only shareholders of record on the books of First National Bank of New Holland at the close of business on April 23, 2001 will be entitled to vote at the meeting, either in person or by proxy. If you did not own shares of First National Bank of New Holland common stock on April 23, 2001, you will not be eligible to vote on this matter. As of April 23, 2001, there were approximately 127 shareholders of record of First National Bank of New Holland common stock.

As of April 23, 2001, the directors and executive officers of First National Bank of New Holland beneficially owned 3,318 shares, or 15.21%, of First National Bank of New Holland common stock. Each of these directors and executive officers has indicated that he intends to vote these shares for the approval of the reorganization and the adoption of the Plan and Agreement of Merger and for the election of those persons nominated to serve as directors.

Proxies and Solicitation of Proxies

The shares represented by all properly executed proxies that are sent to First National Bank of New Holland will be voted as designated. Each proxy that does not contain a designated vote will be voted FOR the proposed merger and FOR the election of those persons nominated to serve as directors. Proxies will be solicited principally by mail, but may also be solicited by directors, officers and other regular employees of First National Bank of New Holland who will receive no compensation in addition to their regular salaries for soliciting proxies. Brokers and others who hold stock in trust will be asked to send proxy materials to the beneficial owners of the stock and First National Bank of New Holland may reimburse them for their expenses. The cost of preparing, assembling and mailing this Proxy Statement/Prospectus, the notice of meeting and the proxy card, and any other costs of soliciting proxies, will be paid by First National Bank of New Holland.

Revocability of Proxies

A First National Bank of New Holland shareholder may revoke a proxy at any time before its exercise by delivering a duly executed revocation or a later dated proxy to the attention of Edgar A. Smith, First National Bank of New Holland, P. O. Box 348, New Holland, Ohio 43145-0276. In additional, a shareholder may revoke a previously executed proxy by giving notice of his or her intent to vote the shares in person prior to the voting of the proxy at the annual meeting.

ELECTION OF DIRECTORS

First National Bank of New Holland's by-laws provide that its board of directors shall consist of not less than five and not more than twenty-five persons. The board of directors, pursuant to the by-laws, has established the number of directors at seven.

Shareholders have the right to vote cumulatively in the election of directors. If cumulative voting is elected, a shareholder may cast as many votes in the election of directors as the number of directors to be elected multiplied by the number of shares held. The votes may be distributed to one nominee or among as many nominees as the shareholder desires.

It is intended that shares of common stock represented by the accompanying proxy will be voted FOR the election of the nominees unless contrary instructions are indicated as provided on the proxy card. (If you do not wish your shares to be voted for particular nominees, please indicate so on the proxy card.) If one or more of the nominees should at the time of the meeting be unavailable or unable to serve as a director, the shares represented by the proxies will be voted to elect the remaining nominees and any substitute nominee or nominees designated by the board of directors. The board of directors knows of no reason why any of the nominees will be unavailable or unable to serve. At this time it is not known whether there will be cumulative voting for the election of directors at the meeting. If any shareholder properly demands cumulative voting for the election of directors at the meeting, your proxy will give the individuals named on the proxy full discretion and authority to vote cumulatively and in their sole discretion to allocate votes among any or all of the nominees, unless authority to vote for any or all of the nominees is withheld.

The board of directors has nominated the following seven persons, all of whom are current members of the board of directors, for election as directors to serve until the next annual meeting of shareholders:

Jack F. Alkire

John R. Bryan

Richard W. Kirkpatrick

Marty R. Mace

Daniel L. Preston

Michael E. Putnam

Edgar A. Smith

Additional information concerning each of the nominees can be found in the section entitled "Management of First National Bank of New Holland and Community First Financial Bancorp," page . The board of directors recommends that you vote FOR the election of the nominees to the board of directors.

REORGANIZATION OF THE BANK INTO A

ONE-BANK HOLDING COMPANY

General

At the annual meeting to be held on May 30, 2001 the following proposed resolution regarding the reorganization of First National Bank of New Holland into a holding company structure will be submitted for adoption by First National Bank of New Holland's shareholders. The affirmative vote of the holders of at least two-thirds, or 14,539 shares, of First National Bank of New Holland common stock issued and outstanding on April 23, 2001, the record date for the annual meeting, is required to approve and adopt the reorganization and the agreements which will effect the reorganization of First National Bank of New Holland into a holding company structure. The reorganization will be technically effected through the statutory merger of First National Bank of New Holland with and into CFF Interim National Bank. CFF Interim National Bank will thereafter be a wholly-owned subsidiary of Community First Financial Bancorp, the holding company. CFF Interim National Bank will, concurrent with the merger, change its name to "The First National Bank of New Holland."

Below are graphic illustrations of the corporate structure of First National Bank of New Holland before and after the completion of the holding company reorganization.

Corporate Structure	Corporate Structure
Before Holding Company	After Holding Company
Conversion	Conversion
|	|
Shareholders	Shareholders
|	|
The First National Bank of New Holland	Community First Financial Bancorp
|	|
The First National Bank of New Holland

The board of directors has declared the advisability of the adoption of the following resolution and recommends a vote FOR the resolution. Proxies received from First National Bank of New Holland shareholders will be voted in favor of this resolution unless otherwise instructed by the shareholders.

The resolution states:

"RESOLVED, that The First National Bank of New Holland reorganize into a holding company structure as described in the Proxy Statement/Prospectus and that the Plan and Agreement of Merger, dated as of April 10, 2001 by and among First National Bank of New Holland, Community First Financial Bancorp and, when formed, CFF Interim National Bank, together with the Agreement of Merger appended thereto as Appendix A, providing for the merger of The First National Bank of New Holland with and into CCF Interim National Bank, be, and they hereby are, approved, ratified, adopted and confirmed."

Background of the Reorganization

The board of directors of First National Bank of New Holland considered the differences in shareholder rights and protections under federal law and under Ohio corporate law in arriving at their determination that the reorganization is in the best interests of First National Bank of New Holland and its shareholders. The board of directors, at several board meetings held in 1999 and 2000, discussed the advantages and disadvantages of the reorganization and the various shareholder rights and protections under both federal banking law and under Ohio corporate law. The material advantages of the reorganization have been disclosed in this Proxy Statement/Prospectus. The board determined that the importance of maintaining the independence of First National Bank of New Holland as well as the other advantages provided by the reorganization, which include:

- the ability to raise capital using the bank's common stock;

- the ability to expand the services being offered;

- the opportunity for diversification; and

- the ability to redeem its shares.

The reorganization will provide greater protection to the shareholders and their economic investment in the bank. At a meeting held on September 19, 2000 the board of directors unanimously approved the reorganization and unanimously resolved to recommend that the shareholders of First National Bank of New Holland vote to approve the Plan and Agreement of Merger and the Agreement of Merger appended thereto. In connection with this decision, the board of directors received advice from the management of First National Bank of New Holland, from its legal advisor and from its accounting advisor.

How the Reorganization Will Be Effected

The reorganization will be effected through the merger of First National Bank of New Holland with and into CFF Interim National Bank, a wholly owned subsidiary of Community First Financial Bancorp and an interim national bank in organization. CFF Interim National Bank will be the resulting bank in the merger and will be a wholly-owned subsidiary of Community First Financial Bancorp. Concurrent with the merger, CFF Interim National Bank will change its name to "The First National Bank of New Holland." As a result of the reorganization, the bank will operate as a wholly owned subsidiary of Community First Financial Bancorp.

Each share of common stock of First National Bank of New Holland will be converted through the reorganization into four (4) shares of common stock of Community First Financial Bancorp and all shareholders of First National Bank of New Holland will become shareholders of Community First Financial Bancorp, retaining the same percentage ownership of Community First Financial Bancorp as he or she held in First National Bank of New Holland. The current members of the board of directors of First National Bank of New Holland will be the directors of both CFF Interim National Bank and Community First Financial Bancorp and will hold their qualifying shares in shares of Community First Financial Bancorp. Following the merger, First National Bank of New Holland's business will continue unchanged under the name The First National Bank of New Holland with the same management and employees.

Summary of the Agreements Necessary to Effect the Reorganization

The proposed reorganization into a holding company structure will be effected through a merger of First National Bank of New Holland into CFF Interim National Bank and there are certain operative agreements necessary to effect the merger and, therefore, the reorganization. Copies of these agreements, the Plan and Agreement of Merger, including the Agreement of Merger, are attached as Appendix A to this Proxy Statement/Prospectus and are incorporated into it. The following paragraphs provide a summary of the material aspects of these agreements. However, for more complete information, you should read the agreements attached to this Proxy Statement/Prospectus as Appendix A, as well as Appendices B and C containing the articles of incorporation and regulations of Community First Financial Bancorp.

First National Bank of New Holland and Community First Financial Bancorp have entered into, and CFF Interim National Bank upon its formation will join in and become a party to, the Plan and Agreement of Merger which sets forth the terms and conditions of First National Bank of New Holland's conversion to a holding company structure. Under this agreement, First National Bank of New Holland will be merged with and into CFF Interim National Bank, which will simultaneously change its name to "The First National Bank of New Holland." Upon consummation of the merger, each outstanding share of First National Bank of New Holland common stock, $25.00 par value, will be converted into four (4) shares of Community First Financial Bancorp common stock without par value. Consequently, the shareholders of First National Bank of New Holland and their percentage of share ownership, immediately prior to the consummation of the reorganization will be identical to those of Community First Financial Bancorp immediately after consummation of the reorganization. A maximum of 87,232 shares of Community First Financial Bancorp common stock will be issued pursuant to the merger. See "Description of First National Bank of New Holland Common Stock and Community First Financial Bancorp Common Stock," page _____, for a discussion of the rights of shareholders of First National Bank of New Holland as compared to shareholders of Community First Financial Bancorp.

As of the effective date of the reorganization, the existing First National Bank of New Holland will cease to exist as a legal entity. The corporate identities and business of both First National Bank of New Holland and CFF Interim National Bank will be combined, and the business of First National Bank of New Holland will continue to be conducted under the name "The First National Bank of New Holland" after the reorganization without any change.

The business of the resulting bank after the reorganization will be identical to that of First National Bank of New Holland prior to the reorganization and will be conducted with the same offices, properties and personnel as that of First National Bank of New Holland. The resulting bank initially will have the same directors and officers as First National Bank of New Holland. The resulting bank will continue to be subject to regulation by the Office of the Comptroller of the Currency and deposits in the resulting bank will continue to be insured by the Federal Deposit Insurance Corporation. In short, the resulting bank will succeed to all of the rights and assets of First National Bank of New Holland and will be subject to all of First National Bank of New Holland's obligations and liabilities.

Expenses of Conversion

The expenses of the reorganization are estimated to be as follows:

Legal Expenses	$30,000
Accounting and Financial Advisory Expenses	17,500
Application and Related Fees for the Securities and
Exchange Commission and Approval by
Regulatory Authorities	8,000
Postage, Photocopying, Long Distance Telephone
Costs, Supplies	5,000
Miscellaneous Expenses, including Blue Sky fees
and interest expenses	5,000
Total Estimated Expenses	$65,500

No commissions of any kind and no remuneration to directors, other than customary fees for attending meetings, will be paid as a result of the conversion.

Community First Financial Bancorp will borrow approximately up to $60,000 from an unaffiliated bank to finance its subscription for all the shares of CFF Interim National Bank's common stock and pay certain expenses associated with the holding company conversion and pay the expenses of the conversion. The loan will be evidenced by the promissory note of Community First Financial Bancorp. Upon the consummation of the merger, the total equity capital of the resulting bank in the merger will be essentially equal to that of First National Bank of New Holland plus that of CFF Interim National Bank, less expenses of the conversion paid out. The total equity capital of First National Bank of New Holland at March 31, 2001 was $2,880,579. The contemplated total equity capital of the resulting bank in the merger on a pro forma basis, based upon the Statement of Condition of First National Bank of New Holland at March 31, 2001, immediately after the merger will be approximately $2,940,579. The increase of $60,000 represents the full subscription price paid in for the shares of CFF Interim National Bank by Community First Financial Bancorp. The resulting bank in the merger will thereupon declare and pay a dividend of approximately $60,000 to Community First Financial Bancorp, which will be used to repay in full the loan plus accrued interest thereon. Interest on the loan, which will be an additional expense of the conversion, is estimated to be less than $1,500. Thus, the total equity capital of the resulting bank after the reorganization will essentially be the same as the total equity capital, less the expenses of the conversion, of First National Bank of New Holland immediately prior to the reorganization less the expenses of the conversion.

Rights of Dissenting Shareholders

Pursuant to the provisions of Section 215a of Title 12 of the United States Code, a copy of which is attached hereto as Appendix D, you, as a shareholder of First National Bank of New Holland, have the right to be paid in cash the value of your shares (as of the time the merger becomes effective), if and when the merger is consummated, only upon compliance with the following conditions:

(1) You must vote against approval of the merger at the annual meeting of First National Bank of New Holland shareholders or give written notice to First National Bank of New Holland at or prior to the annual meeting that you dissent from the proposed merger, which notice shall be addressed to Edgar A. Smith, Executive Vice President, The First National Bank of New Holland, P.O. Box 348, New Holland, Ohio 43145;

(2) You must, at any time before 30 days after consummation of the merger, make a written request for payment of the cash value of such shares to First National Bank of New Holland; and

The written request described in paragraph (2) above shall be accompanied by your surrender of the certificate(s) representing such shares.

Failure to comply with any of the foregoing conditions may result in your loss of the rights described in this Proxy Statement/Prospectus. If you vote against approval of the merger, you will be notified of the effective date of the merger so that you may exercise your dissenters' rights.

The value of the shares of any dissenting shareholder will be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of one selected by the vote of the holders of a majority of the stock, the owners of which are entitled to payment in cash; one selected by the directors of the receiving association, i.e., CFF Interim National Bank; and one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his or her shares, appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of such shareholder.

If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller, upon written request of any interested party, is required to cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, must be paid by the resulting bank. The value of the shares ascertained must be promptly paid to the dissenting shareholders.

The foregoing constitutes a description of the material rights of dissenting shareholders and does not purport to be a complete statement of such rights or the procedures to be followed by shareholders desiring to receive the value of their shares. Each shareholder who may desire to receive the value of his or her shares should consult Section 215a of Title 12 of the United States Code and strictly adhere to all of the provisions thereof. A copy of Section 215a of Title 12 of the United States Code is appended hereto as Appendix D, and the discussion herein concerning the rights of dissenting shareholders is qualified in its entirety by reference to Section 215a of Title 12 of the United States Code.

A copy of Banking Circular 259 is also included as part of Appendix D. Banking Circular 259 summarizes the various methods used by the Office of the Comptroller of the Currency in arriving at a fair estimate of the value of the shares of a national bank. Shareholders are advised to review Appendix D in its entirety before the exercise of dissenter's rights.

Conditions of the Merger

Under the Plan and Agreement of Merger, the consummation of the merger is conditioned, among other things, upon the following:

(a) The Plan and Agreement of Merger, including the Agreement of Merger, shall have been duly adopted and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of First National Bank of New Holland common stock entitled to vote on the proposal.

(b) The shares of Community First Financial Bancorp common stock into which the shares of First National Bank of New Holland common stock will be converted upon the consummation of the merger shall be validly issued and outstanding, fully paid and non-assessable.

(c) The Plan and Agreement of Merger and the Agreement of Merger as well as the respective terms thereof shall be duly approved by all the bank regulatory agencies to which the same are submitted for approval as provided by law.

(d) It is intended that the merger be a pooling of interests for accounting purposes. Holders in the aggregate of more than five percent (5%) of the outstanding shares of First National Bank of New Holland common stock shall not have voted against the merger at the annual meeting of shareholders or given written notice of dissent to the merger prior to or at the annual meeting. This condition may be waived by Community First Financial Bancorp.

(e) The conversion will be a tax-free reorganization and no gain or loss will be recognized by the shareholders of First National Bank of New Holland upon the exchange of shares of First National Bank of New Holland for the shares of Community First Financial Bancorp pursuant to the merger.

Consummation of the merger is also subject to the accuracy in all material respects of various representations and warranties of First National Bank of New Holland, Community First Financial Bancorp and CFF Interim National Bank with respect to their financial conditions and other matters, and the performance by the parties of various other requirements.

Amendment or Abandonment of the Plan and Agreement of Merger

The Plan and Agreement of Merger may be amended only by written agreement of all the parties to it. The Plan and Agreement of Merger provides that First National Bank of New Holland and Community First Financial Bancorp may amend the Plan and Agreement of Merger, by action of their respective boards of directors, either before or after the shareholders of First National Bank of New Holland have adopted the Plan and Agreement of Merger, in order to facilitate the performance thereof or to comply with any applicable law or order of any court, public agency or authority. However, no such amendment may change, to the detriment of First National Bank of New Holland's shareholders, the ratio set forth in the Plan and Agreement of Merger for converting First National Bank of New Holland common stock into Community First Financial Bancorp common stock.

The Plan and Agreement of Merger will terminate and become void and of no effect, notwithstanding prior approval by the shareholders of First National Bank of New Holland, if the respective boards of directors of First National Bank of New Holland, Community First Financial Bancorp and CFF Interim National Bank adopt resolutions prior to the consummation of the reorganization to the effect that it is not advisable under then existing circumstances to effectuate the reorganization. Please note that the members comprising the boards of directors of First National Bank of New Holland, Community First Financial Bancorp and CFF Interim National Bank are the same.

Conversion of Shares and Exchange of Certificates

At the closing of the reorganization, each outstanding share of First National Bank of New Holland common stock will automatically be converted, by operation of law, into four (4) shares of Community First Financial Bancorp common stock. After the merger is effected, you will be requested to return your certificates for First National Bank of New Holland common stock to Community First Financial Bancorp in order to receive certificates representing Community First Financial Bancorp common stock in exchange for your shares. In the event you are unable to produce a certificate(s) representing your shares of First National Bank of New Holland common stock, you may instead deliver:

(i) evidence reasonably satisfactory to Community First Financial Bancorp that such certificate(s) has been lost, mislaid, wrongfully taken or destroyed;

(ii) such security or indemnity as reasonably may be requested by Community First Financial Bancorp to hold it harmless; and

(iii) evidence reasonably satisfactory to Community First Financial Bancorp that you are the owner of the shares represented by the certificate or certificates claimed to be lost, mislaid, wrongfully taken or destroyed and that you are the person who would have been entitled to present each such certificate and to receive Community First Financial Bancorp common stock in exchange therefor pursuant to the Agreement of Merger.

If any certificate representing Community First Financial Bancorp common stock is to be issued in a name other than that in which the certificate(s) for shares of First National Bank of New Holland common stock surrendered for exchange is registered, the certificate(s) so surrendered must be properly endorsed or otherwise be in proper form for transfer, and the person requesting such transfer must pay to Community First Financial Bancorp, or its transfer agent, any applicable transfer or other taxes required by reason of the issuance of the certificate.

Even if you do not surrender your certificate(s) representing your common stock of First National Bank of New Holland as requested (or fail to satisfy the requirements for lost, mislaid, wrongfully taken or destroyed certificates), your common stock in First National Bank of New Holland and your certificates will be deemed for all purposes to be shares of Community First Financial Bancorp and will represent the number of shares of common stock of Community First Financial Bancorp into which your First National Bank of New Holland common stock will have been converted. Any dividends or other distributions payable to you with respect to your Community First Financial Bancorp common stock will be held by Community First Financial Bancorp until you have surrendered your First National Bank of New Holland stock certificates (or satisfied the conditions for lost, mislaid, wrongfully taken or destroyed certificates), at which time they will be paid to you in full without interest.

Please do not return your First National Bank of New Holland common stock certificates to First National Bank of New Holland or Community First Financial Bancorp until you are specifically instructed to do so by Community First Financial Bancorp. After the merger has been consummated, you will receive a letter containing all of the instructions for the exchange of your certificates.

Anticipated Accounting Treatment of the Reorganization

It is anticipated that the merger will be accounted for as a pooling of interests. Under pooling of interests accounting, as of the effective date of the merger, the assets and liabilities will be added to those of First National Bank of New Holland at their recorded book value and the stockholders' equity account of CFF Interim National Bank will be included on Community First Financial Bancorp's consolidated balance sheet.

Material Federal Income Tax Consequences of the Reorganization

This discussion regarding the federal tax consequences of the reorganization transaction, including the merger of First National Bank of New Holland into CFF Interim National Bank and the conversion of First National Bank of New Holland common stock into Community First Financial Bancorp common stock, is based upon a tax advice received from Dinsmore & Shohl LLP. The tax opinion provides that the reorganization for federal tax purposes will result in the following tax effects:

1. The proposed statutory merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986. First National Bank of New Holland, CFF Interim National Bank and Community First Financial Bancorp will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by First National Bank of New Holland upon the transfer of substantially all of its assets to CFF Interim National Bank in exchange for Community First Financial Bancorp common stock, and the assumption of all of First National Bank of New Holland's liabilities by CFF Interim National Bank.

3. No gain or loss will be recognized by either Community First Financial Bancorp or CFF Interim National Bank upon the acquisition by CFF Interim National Bank of substantially all of the assets of First National Bank of New Holland in exchange for Community First Financial Bancorp common stock.

4. The basis of the assets of First National Bank of New Holland acquired by CFF Interim National Bank will be the same in the hands of CFF Interim National Bank as the basis of such assets in the hands of First National Bank of New Holland immediately prior to the merger. The holding periods of the assets of First National Bank of New Holland received by CFF Interim National Bank will include the periods for which such assets were held by First National Bank of New Holland.

5. No gain or loss will be recognized by the shareholders of First National Bank of New Holland upon the exchange of First National Bank of New Holland common stock for Community First Financial Bancorp common stock.

6. The federal income tax basis of the shares of Community First Financial Bancorp common stock received by the shareholders of First National Bank of New Holland will be the same as the basis of First National Bank of New Holland common stock surrendered therefor.

7. The holding period of Community First Financial Bancorp common stock received by the shareholders of First National Bank of New Holland will include the period during which First National Bank of New Holland common stock surrendered therefor was held, provided that First National Bank of New Holland common stock was a capital asset in the hands of the shareholders of First National Bank of New Holland on the date of the consummation of the transaction.

8. As provided in IRC Section 381(c)(2) and related Treasury regulations, CFF Interim National Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of The First National Bank of New Holland as of the effective date of the proposed merger. Any deficit in the earnings and profits of CFF Interim National Bank or The First National Bank of New Holland will be used only to offset the earnings and profits accumulated after the proposed merger.

9. Pursuant to IRC Section 381(a) and related Treasury regulations, CFF Interim National Bank will succeed to and take into account the items of The First National Bank of New Holland by CFF Interim National Bank subject to the conditions and limitations of IRC Sections 381, 382, 383 and 384 and the Treasury regulations thereunder.

The Plan and Agreement of Merger provides that First National Bank of New Holland, Community First Financial Bancorp or CFF Interim National Bank may terminate this Agreement prior to the consummation of the merger in the event that the tax-free nature of the conversion will not occur or there is some threat that it will not occur.

State Income Taxes for Ohio Shareholders on Dividends

Dividends on shares of First National Bank of New Holland common stock held by Ohio residents are currently subject to the Ohio income tax, and dividends on shares of Community First Financial Bancorp common stock will also be subject to the same tax.

Capitalization of Community First Financial Bancorp, First National Bank of New Holland and CFF Interim National Bank

The following table sets forth the expected capitalization of CFF Interim National Bank upon its formation and prior to the merger, the capitalization of First National Bank of New Holland as at March 31, 2001, based upon its Statement of Condition for such date, the anticipated adjustments attributable to the merger and the pro forma capitalization of both the resulting bank in the merger and Community First Financial Bancorp as if CFF Interim National Bank had been in existence and the merger had been consummated on March 31, 2001:

	CFF Interim National Bank	First National Bank of New Holland	Adjustments	Pro Forma Resulting Bank	Pro Forma Holding Company
EQUITY CAPITAL:
Common Stock	$50,000	$545,200	$(50,000)	$545,200	$545,200
Surplus	$10,000	$667,560	$(10,000)	$667,560	$667,560
Undivided Profits	$0	$1,667,819	$0	$1,667,819(1)	$1,667,819
Total Equity Capital	$60,000 ====	$2,880,579 =======	$(60,000) ========	$2,880,579 ========	$ 2,880,579 ========
DEBT:
Long Term	0	0	0	0	0
Short Term	0	0	0	0	60,000
Total Debt[2]	0	0	0	0	60,000(2)

1 Immediately after the merger is consummated, approximately $60,000 will be paid by the resulting bank to Community First Financial Bancorp from the Undivided Profits of the resulting bank so that Community First Financial Bancorp will have funds available to repay the funds borrowed by it, as described in Note 2 below. Consequently, immediately after the declaration and payment of such dividend, the total Equity Capital of the resulting bank will be essentially the same as that of First National Bank of New Holland immediately prior to the reorganization less expenses.

2 These funds will be borrowed in order to capitalize CFF Interim National Bank on an interim basis and will be repaid as soon as possible, following the consummation of the reorganization and the receipt of the dividend referred to in Note 1 above. The borrowing for the same period of time, but occurring at the beginning of the fiscal period, would have had an immaterial effect on net income.

DESCRIPTION OF FIRST NATIONAL BANK OF NEW HOLLAND COMMON STOCK

AND COMMUNITY FIRST FINANCIAL BANCORP COMMON STOCK

Description of Stock and the Differences between Federal and State Laws Pertaining to the Stock

First National Bank of New Holland's authorized capital stock consists of 28,000 shares of common stock, $25.00 par value per share, of which 21,808 shares are presently outstanding. Community First Financial Bancorp's authorized capital stock currently consists of 850 shares of common stock without par value of which seven shares are presently outstanding. Prior to the consummation of the merger, the authorized capital stock of Community First Financial Bancorp will be increased to 250,000. The seven outstanding shares of Community First Financial Bancorp common stock will be repurchased for their original sales price by Community First Financial Bancorp, and up to 87,232 shares will be issued in exchange for the outstanding shares of First National Bank of New Holland common stock. The capitalization of First National Bank of New Holland immediately before the reorganization and of Community First Financial Bancorp immediately after the reorganization will therefore be substantially identical.

Because First National Bank of New Holland is a national bank organized under federal law while Community First Financial Bancorp is a general business corporation formed under the corporate law of the State of Ohio, there will be certain minor differences in your respective rights as a shareholder which are described below. Management has elected to take advantage of the greater flexibility of Ohio corporate law in comparison to that of the corporate law contained in the national bank law to provide additional features of corporate governance in the organizational documents of Community First Financial Bancorp which are also discussed below.

Dividends

Under Ohio law, dividends may be declared by Community First Financial Bancorp and paid from the surplus of the corporation, provided that no dividend may be paid at any time that the corporation is insolvent or there is reasonable ground to believe that by such payment it would be rendered insolvent. Dividends which may be declared by First National Bank of New Holland are governed by federal law which limits the amounts available for payment of dividends to net profits and, under certain circumstances, requires that a certain percentage of net profits be transferred to surplus which is unavailable for the purpose of paying cash dividends. The ability of the resulting bank to pay dividends to Community First Financial Bancorp following the reorganization will be governed by the same considerations which currently control the declaration of dividends by First National Bank of New Holland.

Subject to the foregoing discussion and to the discretion of the board of directors, it is expected that cash dividends of Community First Financial Bancorp, after consummation of the reorganization, will be paid on approximately the same basis as First National Bank of New Holland presently pays cash dividends. Funds for the payment of dividends by Community First Financial Bancorp will initially be obtained solely from dividends paid to Community First Financial Bancorp by the resulting bank.

Following consummation of the reorganization, no shareholder whose shares of First National Bank of New Holland common stock have been converted into shares of Community First Financial Bancorp common stock by reason of the reorganization will be entitled to receive any dividends or other distributions with respect to such Community First Financial Bancorp shares until his or her First National Bank of New Holland stock certificates are exchanged for Community First Financial Bancorp stock certificates. However, when the exchange of certificates is made, any dividends or other distributions withheld will be paid, without interest. Within a reasonable period of time after consummation of the reorganization, materials will be furnished to assist shareholders in effecting the exchange.

Preemptive Rights

The holders of First National Bank of New Holland common stock presently have preemptive rights under First National Bank of New Holland's articles of association. Preemptive rights grant shareholders the ability, in the event additional shares of the corporation's common stock are to be sold, to subscribe for such additional shares in proportion to the number of shares of common stock then owned by them. The holders of Community First Financial Bancorp common stock will not have preemptive rights.

Cumulative Voting

Holders of Community First Financial Bancorp common stock will not have the same right to cumulatively vote their shares in the election of directors as they possessed as holders of First National Bank of New Holland common stock. The articles of incorporation of Community First Financial Bancorp will be amended prior to the consummation of the merger to remove cumulative voting rights. Previously, First National Bank of New Holland had cumulative voting rights.

Par Value

The First National Bank of New Holland common stock is par value stock and Community First Financial Bancorp common stock is no par value stock. The par value of stock serves to fix a minimum subscription or original issue price for each share of par value stock. The law of the state in which the national bank is located determines the attributes of par value stock issued by a national bank. In the case of First National Bank of New Holland, Ohio law provides that any consideration paid for non-treasury, original issue par value shares shall not be less than the par value of the shares, provided that such shares may be sold and paid for at such a discount from the par thereof as would amount to or not exceed reasonable compensation for the sale, underwriting or purchase of such shares. Par value is also used to set the stated capital of a corporation. The stated capital of a corporation with par value stock shall not be less than the par value of each class of its outstanding shares times the total number of shares of each class outstanding. In First National Bank of New Holland's case, its stated capital cannot be less than $545,200 ($25.00 par value stock multiplied by 21,808 shares outstanding). On the other hand, no par value stock may be issued by a corporation at any price, with no stated minimum subscription or issuance price. A share of no par value stock does not purport to represent any stated proportionate interest in the capital of a corporation and the issuance of such shares does not in itself increase stated capital.

Stabilizing and Anti-takeover Features Contained in Community First Financial Bancorp's Governing Documents

Community First Financial Bancorp's articles of incorporation contain corporate governance provisions which may have the effect of discouraging attempts to change control of Community First Financial Bancorp without the prior approval of its board of directors. First National Bank of New Holland's articles of association do not contain any such provisions. The following is a brief summary of such provisions and of their respective advantages and disadvantages.

Classified board of directors. Under First National Bank of New Holland's articles of association and by-laws, all members of the board of directors are elected at each annual meeting of shareholders to serve for a one year term which ends at the following annual meeting of shareholders.

Community First Financial Bancorp's articles of incorporation provide for a classified board of directors consisting of two classes of directors, each with overlapping two-year terms of office. Each such class is to have an equal, or as close to equal as mathematically possible, number of members with no class having less than three members. Community First Financial Bancorp, upon its incorporation, will have two classes of directors: Class I to serve an initial one-year term and Class II to serve a full two-year term. Thereafter, at the first annual meeting of shareholders of Community First Financial Bancorp after consummation of the reorganization, the first class of directors will be elected for a two-year term; at the second annual meeting of shareholders the second class will be elected for a two-year term; and at each annual meeting thereafter, one class will be elected to a two-year term.

Management believes that structuring Community First Financial Bancorp's board of directors into two classes will insure a continuity of experienced board members, although there have been no problems with respect to such continuity in the past. Also, under the classified board system, a shareholder or group of shareholders possessing a majority of the voting power of Community First Financial Bancorp will not in any one year be able to replace the board of directors since only one-half of the directors will stand for election each year. Rather, at least two annual meeting elections will be required to replace the board of the directors by the requisite vote of the shareholders. By contrast, a shareholder or group of shareholders could obtain control of First National Bank of New Holland's board of directors in a single year since First National Bank of New Holland's entire board is subject to election each year. The classified board of Community First Financial Bancorp may therefore have the effect of discouraging or making more difficult an unfriendly attempt to take over Community First Financial Bancorp. It will also make it more difficult for shareholders to change the majority of directors even if the only reason for such a change is the performance of incumbent directors.

Vote Required for Certain Extraordinary Corporate Actions. Under applicable law, the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock of First National Bank of New Holland is required with respect to extraordinary corporate actions including a merger or consolidation of First National Bank of New Holland with another bank or the sale of all or substantially all of First National Bank of New Holland's assets.

The articles of incorporation of Community First Financial Bancorp provide for a special supermajority voting requirement, subject to certain exceptions, with respect to the following extraordinary transactions:

(i) any merger or consolidation of Community First Financial Bancorp with or into any other corporation;

(ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of Community First Financial Bancorp to or with any other corporation, person or other entity; or

(iii) the issuance or transfer of any securities of Community First Financial Bancorp to any other corporation, person or other entity for cash.

Any such extraordinary transaction must be approved by the affirmative vote of the holders of at least eighty (80%) of the outstanding shares of Community First Financial Bancorp's capital stock which are not beneficially owned by the other corporation, person or entity with which Community First Financial Bancorp proposes to enter into such transaction ("other party"), if the other party is then the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of Community First Financial Bancorp's common stock. However, there are certain exceptions to the applicability of this supermajority vote requirement. Specifically, it does not apply if:

- the other party is a corporation and a majority of the outstanding shares of all classes of such corporation's voting capital stock are owned by Community First Financial Bancorp;

- if Community First Financial Bancorp's board of directors has approved a memorandum of understanding with the other party substantially consistent with the proposed transaction before the other party became the beneficial owner of 10% or more of Community First Financial Bancorp's common stock; or

- if the transaction is approved by at least a majority of the members of Community First Financial Bancorp's board of directors.

Community First Financial Bancorp's board of directors is expressly authorized to determine, for the purpose of applying the super-majority voting requirement, on the basis of information then known to it, whether:

- any other corporation, person or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of stock of Community First Financial Bancorp entitled to vote generally in the election of directors, or is an "affiliate" or an "associate" of another;

- any proposed sale, lease, exchange or other disposition of part of the assets of Community First Financial Bancorp involves a substantial part of the assets of Community First Financial Bancorp; and

- the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates.

Any such determination by the board shall be conclusive and binding for all purposes.

Further, when evaluating any offer of another party to:

- purchase or exchange any securities or property for any outstanding equity securities of Community First Financial Bancorp;

- merge or consolidate Community First Financial Bancorp with another corporation; or

- purchase or otherwise acquire all or substantially all of the properties and assets of Community First Financial Bancorp;

the board of directors is required, in connection with the exercise of its judgment in determining what is in the best interests of Community First Financial Bancorp and its shareholders, to give due consideration not only to the price or other consideration being offered but also to all other relevant factors, including without limitation:

- the financial and managerial resources and future prospects of the other party;

- the possible effects on the business of Community First Financial Bancorp and its subsidiaries and on the depositors, employees, and other constituents of Community First Financial Bancorp and its subsidiaries; and

- the possible effects on the communities and the public interest which Community First Financial Bancorp and its subsidiaries serve.

In evaluating any such offer, the board of directors shall be deemed to be performing its duly authorized duties and acting in good faith and in the best interests of Community First Financial Bancorp within the meaning of applicable Ohio law.

The provision described above will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such a provision would be beneficial to current management in an unfriendly takeover attempt but would have an adverse effect on shareholders who might wish to participate in such a transaction. However, management believes that such a provision is advantageous to shareholders in that it will require a higher level of shareholder participation and consent than currently would be required for First National Bank of New Holland and therefore would increase the discussion and understanding of any such proposal.

Repurchase of Shares by Community First Financial Bancorp. The market for First National Bank of New Holland's shares has been somewhat limited and the bank is limited in its ability to repurchase shares of stock from its shareholders. Community First Financial Bancorp, as an Ohio corporation, may repurchase shares of Community First Financial Bancorp from its shareholders. The most significant advantage of the ability of Community First Financial Bancorp to repurchase its own shares is that Community First Financial Bancorp will be able to facilitate the market for its shares. For example, Community First Financial Bancorp will be able to purchase shares from the estates of deceased shareholders or to otherwise purchase shares, in situations management deems appropriate, from shareholders who desire to sell their shares but have been unable to locate purchasers. An important disadvantage of this ability is that Community First Financial Bancorp management could purchase shares during or in anticipation of a proxy contest or other hostile takeover attempt from shareholders who might otherwise favor the proposed action and thus render the proxy contest or other takeover attempt less likely to succeed, thereby insulating incumbent management.

INFORMATION CONCERNING COMMUNITY FIRST FINANCIAL BANCORP

Information About the Bank Holding Company

Community First Financial Bancorp was incorporated under the laws of the State of Ohio on February 6, 2001 at the direction of First National Bank of New Holland's board of directors for the purpose of converting the bank into a bank holding company system. As part of the conversion process, Community First Financial Bancorp will apply to the Federal Reserve to engage in the business of a bank holding company. CFF Interim National Bank will be formed as a national bank subsidiary of Community First Financial Bancorp. Both Community First Financial Bancorp and CFF Interim National Bank will remain dormant from their respective formations and will not begin to conduct business until the merger becomes effective. Immediately following the merger, Community First Financial Bancorp's sole asset will be 100% of the outstanding capital stock of CFF Interim National Bank.

As a bank holding company, Community First Financial Bancorp has broader corporate powers than First National Bank of New Holland. Specifically, Community First Financial Bancorp may own the capital stock of banks located in Ohio and, under certain circumstances, in neighboring states; it may engage, either directly or through one or more nonbank subsidiaries, in certain nonbanking activities which are closely related to banking; and it may own up to 5% of the voting capital stock of any corporation, all subject to applicable law and regulatory provisions as described below.

Supervision and Regulation of the Holding Company

The following is a brief summary of certain general aspects of the governmental supervision and regulation of bank holding companies. This summary does not purport to be comprehensive and is qualified in its entirety by reference to the actual laws and regulations pursuant to which such supervision and regulation is carried out.

Community First Financial Bancorp will, if the merger is consummated, be a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the "Act"). Community First Financial Bancorp may also elect to become a financial holding company within the meaning of the Gramm-Leach-Bliley Act of 1999 if the board of directors of the holding company determines that such an election is in the best interest of the holding company and its shareholders. As such, it will be registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") and will be subject to regulation by that agency. Community First Financial Bancorp will be required to file various reports with, and will be subject to examination by, the Federal Reserve.

Before Community First Financial Bancorp may become a bank holding company under the Act, it must submit an application to the Federal Reserve and its application must be approved. Approval of Community First Financial Bancorp' s application is a precondition to consummation of the merger. The Act requires prior approval of the Federal Reserve before a bank holding company may acquire more than five percent of the voting stock or substantially all of the assets of any bank or merge or consolidate with any other bank holding company. If the effect of a proposed acquisition, merger or consolidation may be to substantially lessen competition or tend to create a monopoly, the Federal Reserve cannot approve the acquisition unless it finds that the anti-competitive effects of the acquisition, merger or consolidation are clearly outweighed by the convenience and needs of the community to be served. The Act also provides that the consummation of any acquisition, merger or consolidation must be delayed until 30 days following the approval of the Federal Reserve. The Attorney General of the United States may, within this 30 day period, bring an action under federal antitrust laws, in which case the effectiveness of such approval is stayed pending a final ruling of the courts.

The Act also provides that a bank holding company may acquire any adequately capitalized and adequately managed bank in a state other than the home state of the bank holding company, regardless of whether such transaction is prohibited by the laws of any state, so long as the bank to be acquired has been in existence for the lesser of the minimum period of time specified in the statutory law of its home state or five (5) years. For purposes of the Act, pursuant to 12 U.S.C. 215(a)(d)(1)(C), a bank that has been chartered solely for the purpose of, and does not open for business prior to, acquiring control of, or acquiring all or substantially all of the assets of, an existing bank, shall be deemed to have been in existence for the same period of time as the bank to be acquired.

The Gramm-Leach-Bliley Act provides that a bank holding company may apply to become a financial holding company if it (1) is well-managed; (2) is well-capitalized and (3) has a Community Reinvestment Act rating of "satisfactory" or better. Community First Financial Bancorp, when it becomes a bank holding company, will meet the criteria necessary to become a financial holding company. In order to become a financial holding company under the Gramm-Leach-Bliley Act, Community First Financial Bancorp must file an election to be treated as such with the Federal Reserve and complete the applicable waiting period.

The Act, the Federal Reserve Act and the Federal Deposit Insurance Act also subject bank holding companies and their subsidiaries to certain restrictions on any extensions of credit by subsidiary banks to the bank holding company or any of its subsidiaries, or investments in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans to any borrower. Further, under the Act and the regulations of the Federal Reserve, a bank holding company and its subsidiaries are effectively prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of any property or furnishing of services.

There are various legislative enactments and regulations pending which could affect the business of Community First Financial Bancorp. However, what other legislation might be enacted or what other regulations might be adopted, or if enacted or adopted the effect thereof, cannot be predicted.

Liability and Indemnification of Directors and Officers

Ohio corporate law provides, with limited exceptions, that a director may be held liable in damages for acts or omissions as a director only if it is proved by clear and convincing evidence that the director undertook the act or omission with deliberate intent to cause injury to the corporation or with reckless disregard for its best interests.

The indemnification provisions of Ohio corporate law require indemnification of a director who has been successful on the merits or otherwise in defense of any action that he or she was a party to because he or she is or was a director of the corporation. The indemnification authorized by Ohio corporate law is not exclusive and is in addition to any other rights granted to directors.

The regulations of Community First Financial Bancorp provide for indemnification of directors, officers, employees and agents, and such other persons as it has the power to indemnify, to the full extent permitted by Ohio corporate law. This indemnity covers all expenses actually and necessarily incurred by that person with respect to attorney's fees, judgments, decrees, fines, penalties or amounts paid in settlement, in connection with the defense of any pending or threatened criminal or civil action to which that person is or may be made a party by reason of being or having been a director, officer, employee or agent. This indemnity is conditioned on:

- the person acting in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation;

- the person being adjudicated or determined not to have been judged liable for negligence or misconduct in the performance of his or her duty to the corporation; and

- in any manner the subject of a criminal action, the person being determined to have had no reasonable cause to believe that his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

INFORMATION CONCERNING FIRST NATIONAL BANK OF NEW HOLLAND

Information About the Bank

First National Bank of New Holland was organized as a national banking association in 1904 and has been in continuous operation since that date. It is engaged in the general commercial banking business through its main banking office located in New Holland, Pickaway County, Ohio and through its branch office located in Mount Sterling, Madison County, Ohio. First National Bank of New Holland conducts a general banking business embracing most of the services, both consumer and commercial, that banks may lawfully provide, including the acceptance of demand deposits, savings and time accounts, and the servicing of such accounts, safe deposit operations, and commercial, industrial, consumer and real estate lending, including installation loans and personal lines of credit. The significant banking market for New Holland, which encompasses portions of Pickaway and Madison Counties, includes approximately seven other commercial banks, three thrift institutions and three credit unions. No changes in control of First National Bank of New Holland have occurred within the past 36 months.

First National Bank of New Holland conducts its business from the following offices:

Name of Office		Address	Owned/Leased
1.	Main Office	25 North Main Street
		New Holland, Ohio 43145	Owned
2.	Mount Sterling Office	299 Yankeetown Road
		Mount Sterling, Ohio 43143	Owned

Each of the offices conducts all of the normal and standard business of a national bank.

First National Bank of New Holland is not a party to any material pending legal proceedings in the conduct of their banking business or otherwise.

Selected Financial Data

The following selected financial data has been derived from unaudited financial statements or call reports for the years ended December 31, 1996, 1997, 1998, 1999 and 2000. The information is based on financial statements provided by First National Bank of New Holland management that contain all adjustments believed to be required to reflect financial condition and operating results fairly for the periods indicated. This data should be read in conjunction with First National Bank of New Holland's Annual Report delivered as part of this Proxy Statement/Prospectus.

	For the Years Ended December 31
	2000	1999	1998	1997	1996
	(In Thousands ($), Except Data Per Share)

Total Interest Income	2,167	1,752	1,334	1,190	1,033
Net Interest Income	1,247	1,089	907	795	647
Provision For Loan Losses	64	17	20	7	12
Other Income	211	119	62	58	48
Other Expenses	1,202	1,020	677	605	556
Income Tax Expenses	30	18	62	50	9
Net Income	162	153	210	199	119

Data Per Share:
Net Income	8.10	7.64	10.49	9.89	5.95
Cash Dividends	3.30	3.30	3.30	3.10	3.10
Book Value	129.38	121.73	124.45	117.98	110.20

Total Assets (in Thousands)	29,390	28,297	17,600	16,601	15,245

CFF Interim National Bank is being formed to facilitate the holding company conversion and is not an operating bank; therefore, no financial information has been provided for CFF Interim National Bank.

Supervision and Regulation of the Bank

First National Bank of New Holland, as a national banking association, as defined under the National Bank Act, 12 U.S.C. 21 (the "Bank Act"), is regulated primarily by the Comptroller of the Currency. The Office of the Comptroller of the Currency regularly examines the operations of the bank, including, but not limited to, the bank's capital adequacy, reserves, loans, investments and management practices. The Office of the Comptroller of the Currency's enforcement authority includes the power to remove officers and directors and the authority to issue cease and desist orders to prevent the bank from engaging in unsafe or unsound practices or violating laws or regulations governing its business. First National Bank of New Holland is also a member of the Federal Reserve System and is subject to the applicable provisions of the Federal Reserve Act and the rules and regulations promulgated under the Federal Reserve Act. CFF Interim National Bank will also be regulated by the Comptroller of the Currency and subject to other federal and state laws and regulations to the same extent as First National Bank of New Holland, and also to regulation as a subsidiary of a registered bank holding company.

The Bank Act permits a national banking association or a state bank to merge into a national banking association located within the same state with the approval of the Comptroller of the Currency. The transaction must be approved by a majority of the board of directors of each association or state bank, be ratified and confirmed by the affirmative vote of the shareholders of each association or state bank owning at least two thirds of its capital stock outstanding, or by such greater proportion in the case of a state bank as the state where it is organized so requires, at a meeting of the shareholders. Under the Bank Act, any shareholder who votes against the merger or who, prior to such meeting, notifies the presiding officer in writing of his or her desire to receive the cash value of the shares, may receive the value of the shares held by him or her when the merger is approved by the Comptroller, when a written request is made to the merging bank at any time before thirty days after the consummation of the merger.

A national bank also may engage in a merger under the Bank Act with an out-of-state bank if it fulfills the requirements of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, 12 U.S.C. 1831(u) (the "Riegle-Neal Act"). The Riegle-Neal Act permits interstate branch banking and mergers so long as none of the home states of the concerned banks has enacted a law after the date of enactment of the Riegle-Neal Act, September 24, 1994, and before June 1, 1997 that expressly prohibits merger transactions involving out-of-state banks. Ohio no longer has such prohibitive bank merger laws, nor do its neighboring states of Indiana and Kentucky. Community First Financial Bancorp, however, has no current plans to acquire additional banks either within or outside of Ohio.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is presented to aid in understanding the financial condition and results of operations of First National Bank of New Holland. This discussion should be read in conjunction with the Annual Report of First National Bank of New Holland and the related notes which have been prepared by the management of the bank in conformity with generally accepted accounting principles ("GAAP") and delivered as part of this Proxy Statement/Prospectus. In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. First National Bank of New Holland's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some the factors that could cause or contribute to such differences include changes in the economy and interest rates in the nation and in First National Bank of New Holland's general market area.

Financial Condition and Comparison of Results of Operations for the Fiscal Years Ended December 31, 2000 and 1999

General - First National Bank of New Holland's total assets amounted of $29.4 million at December 31, 2000, an increase of $1.1 million, or 3.86%, over the $28.3 million in total assets at December 31, 1999. Such increase in assets was funded primarily by the $3.9 million increase in deposits, which was offset by the decrease in borrowed funds of $2.9 million. Cash and cash equivalents totaled $1.8 million at December 31, 2000, a decrease of $83,000, or 4.43%, from December 31, 1999.

Investments. First National Bank of New Holland manages its investment portfolio under the guidelines established by its board of directors. The investment portfolio is designed to maximize the income on the excess funds while continuing to meet the liquidity requirements of First National Bank of New Holland.

At December 31, 2000, First National Bank of New Holland had classified the majority of its investment securities as available-for-sale, which gives management the ability to sell the securities to satisfy loan-funding requirements and meet any unexpected deposit fluctuations. Available-for-sale securities are carried on the books of First National Bank of New Holland at their current estimated market value. The remainder of the investment portfolio has been classified as held-to-maturity. The held-to-maturity securities are carried on the books of the bank at their original cost adjusted for the amortization of premiums and discounts. Currently, the investment portfolio consists primarily of United States Treasury and government agency securities with a weighted-maturity of approximately 2.61 years. First National Bank of New Holland also holds several nontaxable municipal securities, which have a weighted-maturity of approximately 0.75 of a year.

Loans. Loans, both commercial and consumer, are made on either a secured or unsecured basis to corporations, partnerships and individuals. Commercial lending covers such categories as business, industrial, capital, agricultural, inventory and real estate lending. First National Bank of New Holland also makes secured consumer residential loans for single and multiple family dwellings. First National Bank of New Holland's installment loan department makes direct loans to consumers and some commercial customers and purchases installment obligations from retailers, primarily without recourse.

The four main areas in which First National Bank of New Holland has directed its lendable assets are agricultural, real estate, commercial and consumer loans. First National Bank of New Holland's loan portfolio consists primarily of first mortgage loans on owner-occupied residential properties and farmland. At December 31, 2000, approximately 6.8% of the loans outstanding were agriculture related. First National Bank of New Holland's loans are generally made to persons and businesses with whom the bank has an existing deposit relationship or anticipates developing such a relationship.

At December 31, 2000, a single borrower's total loans amounted to $727,010, which represents approximately 3.65% of First National Bank of New Holland's total outstanding loans. In general, First National Bank of New Holland is permitted by law and under the regulations of the OCC to make loans to a single borrower in aggregate amount up to approximately 15% of the bank's Tier 1 and Tier 2 capital determined as of the last day of the most recent quarter. First National Bank of New Holland, on occasion, sells participation in loans where necessary to stay within lending limits or to otherwise limit the bank's exposure. First National Bank of New Holland has no loans to foreign countries. Management of the bank is of the opinion that there are no material risks in the loan portfolio. Interest income on loans is recognized on the accrual basis as earned. Interest income on delinquent loans of 90 days or more is reversed and then credited to income on a cash basis as collected.

The following table sets forth the loan portfolio distribution and the loan commitments of First National Bank of New Holland as of the dates indicated.

Loan Portfolio Distribution

(In thousands)

	2000	1999	1998	1997	1996
Mortgage Loans	$10,331	$8,683	$6,395	$4,400	$2,715
Installment Loans	7,920	6,077	3,627	3,401	1,211
Commercial Loans	1,654	1,608	1,009	654	1,158
TOTAL LOANS	$19,905 =====	$16,368 =====	$11,031 =====	$8,455 =====	$5,084 =====

Deposits. As of December 31, 2000, First National Bank of New Holland held the following types of customer deposits in the following approximate amounts:

Demand Deposits	$3,835,000
Now Accounts	3,703,000
Money Market Accounts	762,000
Savings Accounts	5,404,000
Certificates of Deposit	11,362,000

Total Deposits	$25,066,000 ========

A single depositor maintains a deposit relationship with First National Bank of New Holland of between $900,000 and $1,400,000 in deposits at any given time. The withdrawal of these deposits by this depositor would have a material adverse effect on the liquidity position of the bank, but would not have a material adverse effect on the asset/liability position of the bank. Management of First National Bank of New Holland believes that the withdrawal of the deposits of any other depositor would not have a material adverse effect on the asset/liability position or the liquidity position of the bank.

Shareholders' Equity. Total shareholders' equity remained strong increasing $179,000, or 7.43%, to $2.6 million from the $2.4 million at December 31, 1999. The increase was a result of the retention of earnings and the increase in other comprehensive income related to market value fluctuations experienced within the investment portfolio.

The following table illustrates First National Bank of New Holland's capital ratios (capital to net loans, capital to deposits, capital to assets) at December 31, 2000, 1999 and 1998.

	2000	1999	1998
Capital/Net loans	13.09%	14.99%	22.79%
Capital/Deposits	10.32%	11.53%	22.56%
Capital/Assets	8.81%	8.63%	14.14%

The following table illustrates First National Bank of New Holland's risk-based capital ratios (total risk-based capital to risk-weighted assets, tier-one capital to risk-weighted assets, tier-one capital to total assets) at December 31, 2000, 1999 and 1998.

	2000	1999	1998
Total risk-based capital ratio	11.00%	12.62%	24.37%
Tier-one risk-based capital ratio	10.36%	11.90%	23.32%
Tier-one leveraged capital ratio	7.82%	7.44%	13.89%

Net income for the year ended December 31, 2000 was $162,000, an increase of $9,000, or 5.88%, over the $153,000 ion net income recorded in 1999. The increase in net income resulted primarily from a $156,000 increase in net interest income, a $92,000 increase in other income being off-set by increases of $47,000 in provisions for loan losses, a $182,000 increase in other expenses and a $12,000 increase in federal income tax expense.

Provision for Loan Losses. The allowance for possible loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount which management believes will be adequate to absorb possible loan losses on existing loans that may become uncollectable, based upon evaluations of the collectability of loans and prior loan loss history. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, current problem loans and the current economic conditions that may affect the borrower's ability to pay.

First National Bank of New Holland maintains an allowance for possible loan losses. As of December 31, 2000, First National Bank of New Holland reported non-performing loans in the aggregate amount of $103,000, which amount is 0.52% of total loans outstanding at December 31, 2000. The ratio of these non-performing loans to the bank's loan loss reserves at December 31, 2000 was 79.23%. The following schedule reflects an analysis of the Allowance for Loan Losses for the past five years ended December 31.

	Allowance for Loan Losses (In thousands, except ratios)
	Years Ended December 31,
	2000	1999	1998	1997	1996	1995
Loans:
Average loans	$18,295	$13,414	$9,724	$6,816	$5,289	$5,380
Loans at end of period	$19,905	$16,368	$11,031	$8,455	$5,084	$5,331
Actual charged-off	$65	$7	$40	$11	$41	$74
Less recoveries	$7	$4	$3	$6	$12	$5
Net loans charged off	$58	$3	$37	$5	$29	$69
Allowance for loan losses	$130	$124	$110	$127	$124	$141
Provision for loan losses	$64	$17	$20	$7	$12	$18
Ratios:
Net loan charged-off to Average loans	0.32%	0.03%	0.37%	0.07%	0.55%	1.28%
Net loan charged-off to loans at end of period	0.29%	0.02%	0.33%	0.06%	0.57%	1.29%
Allowance for loan losses to average loans	0.72%	0.92%	1.13%	1.86%	2.34%	2.62%
Allowance for loan losses to loans at end of period	0.65%	0.76%	1.00%	1.50%	2.44%	2.64%
Net Loans charged-off to Allowance for loan losses	44.62%	2.42%	33.64%	3.94%	23.39%	48.94%
Net Loans charged-off to Provision for loan losses	90.63%	17.65%	185.00%	71.43%	241.67%	383.33%

Yields Earned and Rates Paid

The following table presents certain information relating to First National Bank of New Holland's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and borrowed funds for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and borrowed funds, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

	Year Ended December 31,
	2000			1999
		Interest	Average		Interest	Average
	Average	Income/	Yields/	Average	Income/	Yields/
	Balance	Expense	Rates	Balance	Expense	Rates
Assets
Cash and due from banks	$ 947,878			$ 1,366,457
Interest-bearing deposits in banks	116,298	$ 4,357	3.75%	83,423	$ 3,130	3.75%
Federal funds sold	69,773	4,150	5.95%	766,545	29,028	3.79%
Investment securities
Taxable debt securities	5,237,989	311,749	5.95%	5,665,994	328,107	5.79%
Tax-exempt debt securities (1)	421,100	21,218	5.04%	1,270,914	72,620	5.71%
Equity securities	375,690	25,631	6.82%	278,383	13,351	4.80%
Total Investment securities	6,034,780	358,599	5.94%	7,215,291	414,078	5.74%
Loans
Real estate	9,916,870	903,531	9.11%	7,346,097	667,442	9.09%
Consumer	5,371,766	579,578	10.79%	3,505,522	403,388	11.51%
Commercial	3,006,621	322,237	10.72%	2,517,866	244,610	9.71%
Total loans	18,295,258	1,805,345	9.87%	13,369,485	1,315,440	9.84%

Total earning assets	24,516,108	$ 2,172,451	8.86%	21,434,745	$1,761,676	8.22%
Allowance for loan
and lease losses	120,975			116,695
Other assets	2,083,186			1,308,438
Total assets	$ 27,426,197			$ 23,992,944

Liabilities and Shareholders' equity
Noninterest interest-bearing deposits	$ 3,393,607			$ 3,258,422
Interest-bearing deposits
NOW accounts	3,386,923	$ 57,611	1.70%	2,742,165	$ 45,620	1.66%
Money market accounts	847,622	31,941	3.77%	359,410	13,724	3.82%
Savings accounts	5,426,512	176,194	3.25%	5,881,993	176,387	3.00%
Time deposits	9,712,438	614,370	6.33%	7,583,022	385,657	5.09%
Total interest-bearing deposits	19,373,495	880,116	4.54%	16,566,590	621,388	3.75%
Borrowed funds	2,081,065	73,961	3.55%	1,568,616	64,144	4.09%
Total interest-bearing liabilities	21,454,560	954,077	4.45%	18,135,207	685,533	3.78%
Other liabilities	95,219			110,925
Shareholders' equity	2,482,811			2,488,390
Total liabilities and
shareholders' equity	$ 27,426,197			$ 23,992,944

Net income		$ 1,218,374			$ 1,076,143

Yield spread			4.41%			4.44%
Net interest income to
interest-earning assets			4.97%			5.02%
Interest-bearing liabilities to
interest-earning assets			87.51%			84.61%

(1) Tax equivalent yield - $2,881 in 2000 and $6,918 in 1999 resulting in an increase yield of 69 basis points in 2000 and 54 basis points in 1999

Asset/Liability Management

The assets and liabilities of First National Bank of New Holland are managed with the goal of providing a satisfactory, consistent level of profits within the framework of written loan and investment policies. First National Bank of New Holland's goal in asset/liability management is to enhance profits, while at the same time maintaining the stability of the institution to protect shareholders and depositors.

Liquidity and Interest Rate Sensitivity

The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of interest rate market opportunity. Funding of loan requests, providing for liability outflows, and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits. First National Bank of New Holland's liquidity is thus normally considered in term of the nature and mix of the institution's sources and uses of funds.

Deposits are the primary source of First National Bank of New Holland's funds for lending and investing activities. Secondary sources of funds are derived from loan repayments and investment maturities. Loan repayments can be considered a relatively stable funding source, while deposit activity is greatly influenced by interest rates and general market conditions.

First National Bank of New Holland offers a basic variety of retail deposit account products to their deposit customers. Time deposits, consisting primarily of retail fixed-rate certificates of deposit, comprise 45.3% of the total deposit portfolio at December 31, 2000. Core deposits, which include noninterest bearing and interest-bearing demand deposits accounts, and savings deposits comprised 39.9% of the deposit portfolio at December 31, 2000. First National Bank of New Holland intends to continue to emphasize retail deposits as its primary source of funds. Deposit products are promoted in periodic newspaper and radio advertisements, along with notices provided in customer account statements. First National Bank of New Holland does not broker certificates of deposits and held no such deposits at December 31, 2000.

First National Bank of New Holland pays interest rates on its interest-bearing deposit products that are competitive with rates offered by other financial institutions in its market area. Interest rates on deposits are reviewed weekly by management considering a number of factors including (1) First National Bank of New Holland's internal cost of funds; (2) rates offered by competition; (3) investing and lending opportunities; and (4) First National Bank of New Holland's liquidity position.

First National Bank of New Holland anticipates that it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan funding. At December 31, 2000, loan and letter of credit commitments totaled $1.4 million. These commitments are in the form of personal and commercial lines of credit, and undisbursed construction loans. Certificates of deposit scheduled to mature in one year or less totaled $8.7 million at December 31, 2000; however, historically these deposits have renewed with First National Bank of New Holland and management anticipates that this trend will continue since the bank offers competitive rates of interest and instrument terms with those offered by other financial institutions in its market area.

Closely related to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. First National Bank of New Holland manages its rate sensitivity position to minimize fluctuation in the net interest margin and to minimize the risk due to changes in interest rates, thereby attempting to achieve consistent growth of net interest income.

The difference between a financial institution's interest-rate sensitive assets and interest rate sensitive liabilities is commonly referred to as its "gap" or "interest rate sensitivity gap." An institution having more interest rate sensitive assets than interest rate sensitive liabilities within a given time period is said to have a "positive gap"; and institution having more interest rate sensitive liabilities than interest rate sensitive assets within a given time period is said to have a "negative gap."

The following table is presented to conformity with industry practice and reflects First National Bank of New Holland's interest rate sensitivity position by selected period:

ASSET & LIABILITY INTEREST RATE SENSITIVITY

Repricing or Maturing as of December 31, 2000

	(In thousands, except ratios)

	0 to 3	3 months	One to	Three to	Over
	Months	To one	Three	Five	Five	Total
		Year	Years	Years	Years

Loans	$ 1,688	$ 2,800	$ 2,067	$ 6,549	$ 6,802	$ 19,906
Investment securities	0	1,398	2,235	990	500	5,123
Other earning assets	0	0	0	0	154	154
Other assets	0	0	0	0	4,206	4,206
Total Assets	$ 1,688	$ 4,198	$ 4,302	$ 7,539	$ 11,662	$ 29,389

Noninterest bearing deposits	$ 3,835	$ 0	$ 0	$ 0	$ 0	$ 3,835
Interest-bearing deposits	3,742	7,374	4,615	2,913	2,587	21,231
Borrowed funds	19	208	313	188	240	968
Other liabilities and equity	0	0	0	0	3,355	3,355
Total Liabilities	$ 7,596	$ 7,582	$ 4,928	$ 3,101	$ 6,182	$ 29,389

GAP	$ (2,073)	$(3,384)	$(626)	$ 4,438	$ 4,629	$ 2,984
Cumulative GAP	$ (2,073)	$(5,457)	$(6,083)	$(1,645)	$ 2,984
Cumulative GAP as a
Percent of Total Assets	(7.05%)	( 11.51%)	( 2.13%)	(15.10%)	15.75%

Note - Information was developed for the table using actual loan, investment, and certificate of deposit maturity, repricing or payment amortization data as generated internally by First National Bank of New Holland's core application systems. Demand, savings and money market deposit accounts were considered immediately repriceable and were placed in the "0-3 months" category. There were no prepayment or decay rates assumptions used in developing the table.

MANAGEMENT OF FIRST NATIONAL BANK OF NEW HOLLAND AND

COMMUNITY FIRST FINANCIAL BANCORP

Directors and Executive Officers

The reorganization of First National Bank of New Holland into a holding company structure is simply a change in the legal structure of the present business of First National Bank of New Holland and is not meant to cause a change in any of the present management or business policies of First National Bank of New Holland. First National Bank of New Holland will continue to serve all of its shareholders, depositors and other customers as it has in the past.

Community First Financial Bancorp has the same directors as First National Bank of New Holland. However, the board of directors of Community First Financial Bancorp is divided into two classes of directors with overlapping terms. Class I will serve an initial one-year term and Class II will serve a two-year term. Commencing with the first annual meeting of the shareholders of Community First Financial Bancorp, each class whose members are to be elected will thereafter be elected to serve a two-year term. The Directors and Officers of Community First Financial Bancorp are:

DIRECTORS
CLASS I	CLASS II
John R. Bryan	Jack F. Alkire
Richard W. Kirkpatrick	Daniel L. Preston
Marty R. Mace	Michael E. Putnam
Edgar A. Smith

EXECUTIVE OFFICERS

Chairman: Richard W. Kirkpatrick

President: Edgar A. Smith

Secretary: Jack F. Alkire

Treasurer: Marty R. Mace

The following table sets forth information as to each person who currently serves as a director or executive officer of First National Bank of New Holland and who also will serve as a director of Community First Financial Bancorp following the merger, and as to all such directors and executive officers as a group, as well as the number of shares of First National Bank of New Holland beneficially owned by each as of April 23, 2001. The number of shares listed for each person includes shares held in the name of spouses, minor children, certain relatives, trusts or estates whose share ownership, under the beneficial ownership rules of the Securities and Exchange Commission, is to be aggregated with that of the director or officer whose stock ownership is shown. Following the merger, all percentage amounts as to Community First Financial Bancorp ownership will remain unchanged from percentage amounts as to First National Bank of New Holland ownership.

					Shares of Common Stock of First National Bank of New Holland Beneficially Owned on April 23, 2001
Name and Principal Occupation During Past Five Years	Position With First National Bank of New Holland	Director Since	Position With Holding Company	Age	Number	Percent of Class
Jack F. Alkire, Mortgage Banker, President of BWS, Inc.	Director	1995	Secretary, Director	65	500	2.29%
John R. Bryan, Investment Broker, Advest, Inc.	Director	1988	Director	46	1,352	6.20%
Richard W. Kirkpatrick, Funeral Director, Owner of Kirkpatrick Funeral Home	Chairman, Director	1969	Chairman, Director	80	750	3.44%
Marty R. Mace, Banker, First National Bank of New Holland	President, Director	1986	Treasurer, Director	51	120(1)	0.55%
Daniel L. Preston, President, Owner of Drake's Gas, Inc.	Director	1994	Director	46	180(2)	0.83%
Michael E. Putnam, President, Owner of Putnam Dairy; President, Owner of M.E. Putnam Company	Director	1984	Director	54	120(3)	.55%
Edgar A. Smith, Banker, First National Bank of New Holland	Executive Vice President, Director	2000	President, Director	52	256(4)	1.17%
Brent Donohoe, Banker, First National Bank of New Holland	Vice President	N/A	N/A	52	20	0.09%
Lonnie L. Hunt, Banker, First National Bank of New Holland	Assistant Vice President	N/A	N/A	44	20	0.09%

All directors and executive officers as a group (9 persons)		--	--		3,318	17.21%

(1) Includes 50 shares held of record by Mr. Smith's spouse.

(2) Mr. Preston's shares are held jointly with his spouse.

(3) Includes 20 shares held jointly with Mr. Putnam's spouse.

(4) Includes 50 shares held of record by Mr. Smith's spouse.

All persons referred to in the previous table as currently being directors or officers of First National Bank of New Holland will continue to hold similar positions with the resulting bank after the merger is effective.

Executive Compensation

The following table sets forth information concerning the compensation of the Chief Executive Officer. No executive officer of First National Bank of New Holland had aggregate cash compensation for the year ended December 31, 2000 in excess of $100,000, including any cash bonuses.

		Annual Compensation		Long Term Compensation
Name	Fiscal Year	Salary($)	Bonus($)	Securities Underlying Options Granted	Restricted Stock Awards	All Other Compensation($)
Marty R. Mace, President, CEO	2000	42,500	3,000	n/a	n/a	n/a
	1999	40,450	6,000	n/a	n/a	n/a
	1998	38,450	5,000	n/a	n/a	n/a

The board of directors met approximately 12 times during the fiscal year ended December 31, 2000. Each incumbent director attended at least 75% of the total number of board meetings and three of the directors attended 100% of the total number of meetings.

Each outside director of First National Bank of New Holland receives $200.00 for each board meeting attended, while each inside director receives $100.00 for each board meeting attended. It is not anticipated that Community First Financial Bancorp will compensate its directors for attendance at Community First Financial Bancorp board meetings beyond the compensation received by such persons as directors of First National Bank of New Holland.

CERTAIN BENEFICIAL OWNERS

Under Rule 13(d) of the Securities Exchange Act of 1934, a beneficial owner of a security is any person who directly or indirectly has or shares voting power or investment power over such security. Such beneficial owner under this definition need not enjoy the economic benefit of such securities. The shareholders (or group as that term is used in Rule 13d-3) are deemed to be beneficial owners of 5% or more of the common stock of First National Bank of New Holland as of December 31, 2000.

Title of Class	Name and Address of Beneficial Owner	Numbers of Shares Beneficially Owned	Percent of Class
Common	John R. Bryan	1,352	6.20%
	2070 Good Hope-New Holland Road
	New Holland, Ohio 43145

COMMON STOCK MARKET INFORMATION AND DIVIDEND DATA

There is currently no established public trading market for First National Bank of New Holland common stock. It is anticipated that shareholder liquidity will be increased by the conversion of First National Bank of New Holland into a holding company structure, and, although there are no assurances that Community First Financial Bancorp will be able to do so, management of Community First Financial Bancorp expects to take steps in the future to enhance its shareholders' ability to trade Community First Financial Bancorp common stock.

Because the bank is not public, the stock of First National Bank of New Holland often trades without the bank having knowledge of the trade. The bank knows that there were trades in its stock during 2000 of which it was not aware. The trades that it is aware of from the market makers in the Bank's stock are those outlined. Trade prices for shares of stock in First National Bank of New Holland traded in 1999 and 2000, reported through registered securities dealers, are set forth below. The prices given are interdealer without retail markups, markdown or commissions.

Year	High	Low
2000	$130.24	$127.00
1999	$127.13	$127.13

The First National Bank of New Holland common stock was held of record by approximately 127 persons as of April 23, 2001. The number of shareholders increased by 12 with the sale of an additional 1,808 shares through a private stock offering which expired on February 28, 2001. The shares were issued by the bank at a purchase price of $130.00 per share. On April 9, 2001, the date immediately before the Plan and Agreement of Merger was executed, the last sale price of First National Bank of New Holland stock known to bank management was $130.00 per share.

Immediately following consummation of the merger, Community First Financial Bancorp will have the same number of shareholders as First National Bank of New Holland had immediately prior to the merger except to the extent any shareholders elect to exercise dissenters' rights due to the conversion. Assuming there are no dissenting shareholders, the number of outstanding shares of Community First Financial Bancorp will be exactly four (4) times the number of shares as that of First National Bank of New Holland, or 87,232, and each shareholder's percentage ownership interest in Community First Financial Bancorp after the merger will be identical to his or her percentage ownership interest in First National Bank of New Holland prior to the merger.

During the fiscal years ended December 31, 1998, 1999 and 2000, First National Bank of New Holland has paid dividends annually, as set forth in the following table:

Period Ended	Dividend Paid Per Share
1998	$3.30
1999	$3.30
2000	$3.30

It is expected that Community First Financial Bancorp will continue to pay dividends on a similar schedule to the extent permitted by the business and other factors beyond management's control.

The Community First Financial Bancorp may, in its sole discretion, issue unaudited quarterly or other interim reports to its shareholders as it deems appropriate.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the ordinary course of conducting its banking business, First National Bank of New Holland may engage in banking transactions with the employees, directors and managers of First National Bank of New Holland which may include, but not be limited to, loans. As required by and in compliance with national banking law, all banking transactions with First National Bank of New Holland employees, directors and managers are conducted on the same basis and terms as would be provided to any other customer of First National Bank of New Holland. Except as set forth below, no amounts of these related transactions exceeded $60,000 in calendar 2000.

As of December 31, 2000, Daniel L. Preston, a director of First National Bank of New Holland, had outstanding residential real estate and farm loans in the amount of $273,681.36.

As of December 31, 2000, Edgar A. Smith, a director and the Executive Vice-President of First National Bank of New Holland, had outstanding residential real estate loans in the amount of $118,387.00.

As of December 31, 2000, John R. Bryan, a director of First National Bank of New Holland, had outstanding residential real estate loans in the amount of $80,234.00.

LEGAL MATTERS

Certain legal matters will be passed upon for Community First Financial Bancorp by Dinsmore & Shohl LLP, its special counsel, 1900 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.

EXPERTS

The principal accountant selected for the current year by the board of directors Dixon, Francis, Davis & Company, 1205 Weaver Drive, Granville, Ohio. A representative of the principal accountant will be present at the annual shareholders meeting and will be available to respond to appropriate questions.

OTHER BUSINESS

It is not anticipated that any other business will arise during the annual meeting as the management of First National Bank of New Holland has no other business to present and does not know that any other person will present any other business. However, if any other business should be presented at the meeting, the persons named in the enclosed proxy intend to take such action as will be in harmony with the policies of the management of First National Bank of New Holland.

By Order of the Board of Directors

Dated: May 2, 2001

To assure that your shares are represented at the meeting, please complete, date, sign and mail promptly the enclosed proxy, for which a return envelope is provided.

FIRST NATIONAL BANK OF NEW HOLLAND

ANNUAL REPORT

DECEMBER 31, 2000

INDEPENDENT AUDITOR'S REPORT

The Board of Directors

First National Bank

New Holland, Ohio

We have audited the balance sheets of the First National Bank as of December 31, 2000 and 1999, and the related statements of income, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the First National Bank as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Dixon, Francis, Davis

& Company

Granville, Ohio

January 9, 2001

FIRST NATIONAL BANK NEW HOLLAND, OHIO BALANCE SHEETS December 31, 2000 and 1999
	(Dollars in thousands)

	2000	1999
ASSETS
Cash and cash equivalents
Cash and amounts due from depository institutions	$ 1,784	$ 1,814
Interest-bearing deposits in other banks	5	58
Total cash and cash equivalents	1,789	1,872

Investment securities
Available-for-sale	5,123	7,685
Held-to-maturity	554	585
Total investment securities	5,677	8,270

Loans	19,905	16,496
Allowance for loan losses	(130)	(124)
Net loans	19,775	16,372

Premises and equipment, net	1,074	783
Accrued interest receivable	276	232
Deferred income taxes	22	63
Goodwill, net	486	523
Other assets	291	182
TOTAL ASSETS	$29,390 =====	$28,297 =====

LIABILITIES
Deposits
Noninterest-bearing	$ 3,835	$ 3,279
Interest-bearing	21,231	17,877
Total deposits	25,066	21,156

Borrowed funds	1,676	4,560
Accrued interest payable	45	28
Other liabilities	15	144
TOTAL LIABILITIES	26,802	25,888

SHAREHOLDERS' EQUITY
Common stock of $25.00 par value; 20,000 shares
authorized, 20,000 issued and outstanding	500	500
Additional paid-in capital	500	500
Retained earnings	1,622	1,526
Accumulated other comprehensive income	(34)	(117)

TOTAL SHAREHOLDERS' EQUITY	2,588	2,409

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$29,390 =====	$28,297 =====

See accompanying notes.

.FIRST NATIONAL BANK NEW HOLLAND, OHIO STATEMENTS OF INCOME Years Ended December 31, 2000 and 1999
	(Dollars in thousands)

	2000	1999

INTEREST INCOME
Interest on loans	$1,805	$1,316
Interest and dividends on investment securities	358	407
Interest on federal funds sold	4	29

TOTAL INTEREST INCOME	2,167	1,752

INTEREST EXPENSE
Interest on deposits	799	609
Interest on borrowed funds	121	54

TOTAL INTEREST EXPENSE	920	663

NET INTEREST INCOME	1,247	1,089

Provision for loan losses	64	17
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	1,183	1,072

OTHER INCOME
Service charges	140	91
Loss on sale of investments	(1)	(2)
Other	72	30

TOTAL OTHER INCOME	211	119

OTHER EXPENSES
Salaries and employee benefits	521	492
Net occupancy and equipment expenses	184	111
Advertising	53	34
Supplies	47	46
Examination and accounting	38	26
Telephone	31	13
Postage	31	25
State and other taxes	31	27
Data processing	27	72
Correspondent bank charges	25	21
Other operating expense	214	153

TOTAL OTHER EXPENSES	1,202	1,020

INCOME BEFORE FEDERAL INCOME TAX EXPENSE	192	171

Federal income tax expense	30	18

NET INCOME	$ 162 =====	$ 153 ====

See accompanying notes.

FIRST NATIONAL BANK NEW HOLLAND, OHIO STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY Years Ended December 31, 2000 and 1999
			(Dollars in thousands)
					Accumulated
					other
			Additional		compre-	Compre-
	Common	Common	paid-in	Retained	hensive	hensive
	Shares	stock	Capital	earnings	Income	income

Balances at December 31, 1998
as previously stated	20,000	$500	$500	$1,465	$ (24)

Prior-period adjustment				(26)

Balances at December 31, 1998
as restated	20,000	500	500	1,439	(24)

Comprehensive Income:
Net income				153		$153
Other comprehensive income, net of tax:
Change in unrealized
gain (loss) on securities
available-for-sale					(93)	(93)
Total Comprehensive Income						$ 60 ===
Cash dividends declared
($3.30 per share)				(66)

Balances at December 31, 1999	20,000	500	500	1,526	(117)

Comprehensive Income:
Net income				162		$162
Other comprehensive income, net of tax:
Change in unrealized
Gain (loss) on securities
Available-for-sale					83	83
Total Comprehensive Income						$245 ====
Cash dividends declared
($3.30 per share)				(66)

Balances at December 31, 2000	20,000 =====	$500 ====	$500 ====	$1,622 =====	$(34) ====

See accompanying notes.

FIRST NATIONAL BANK NEW HOLLAND, OHIO STATEMENTS OF CASH FLOW Years Ended December 31, 2000 and 1999
	(Dollars in thousands)

	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 162	$ 153
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses	64	17
(Gain) loss on sale of investments	1	2
Depreciation	70	32
Deferred income taxes	0	16
Investment securities amortization (accretion), net	2	3
Amortization of intangible assets	36	23
Net change in:
Accrued interest receivable	(43)	(74)
Accrued interest payable	16	7
Other assets	(83)	(149)
Other liabilities	21	(72)
Net cash provided by operating activities	246	(42)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available-for-sale securities	(115)	(6,082)
Proceeds from sales of available-for-sale securities	1,497	698
Proceeds from maturities of available-for-sale securities	1,302	1,305
Purchases of intangible asset	0	(545)
Proceeds from maturities of held-to-maturity securities	31	106
Net increase in loans	(3,467)	(5,205)
Purchases of premises and equipment	(362)	(704)
Net cash used in investing activities	(1,114)	(10,427)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in:
Noninterest-bearing, interest-bearing demand, and savings deposits	1,082	(4)
Certificates of deposit	2,730	5,964
Proceeds from long term advances from FHLB	1,000	0
Payments on long-term advances from FHLB	(32)	0
Net increase in short-term borrowed funds	(3,929)	4,626
Cash dividends	(66)	(66)
Net cash provided by financing activities	785	10,520

Net increase (decrease) in cash and cash equivalents	(83)	51

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,872	1,821

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,789 ====	$1,872 =====

See accompanying notes.

FIRST NATIONAL BANK

NEW HOLLAND, OHIO

Notes to Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

First National Bank whose principal activity is to generate commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Pickaway County, Ohio and the surrounding areas. The Bank operates under a national Bank charter and provides full Banking services. As a national Bank, the Bank is subject to regulations by the Comptroller of the Currency.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment Securities

Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Securities held-to-maturity are carried at amortized cost. The amortization of premiums and accretions of discounts are recognized using methods approximating the interest method over the remaining period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Gains and losses on the sale of securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonably possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

Premises and Equipment

Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Other Real Estate Owned

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Goodwill

Goodwill represents the excess of the cost of the Mt. Sterling branch deposits and assets acquired over the fair value of those deposits and assets at the date of acquisition and is being amortized on the straight line method over 15 years. Amortization expense charged to operations for 2000 and 1999 was $33,000 and $22,000, respectively.

Income Taxes

Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, lease financing, nonaccrual loans, deferred loan fees and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Statements of Cash Flows

The Bank considers all cash and amounts due from depository institutions, interest-bearing deposits in other Banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows. The following are supplemental disclosures for the years ended December 31, 2000 and 1999, respectively.

(Dollars in thousands)

	2000	1999

Cash paid during the year for interest	$903	$589
Cash paid during the year for income taxes	12	51

Reclassifications

Certain amounts in 1999 have been reclassified to conform with the 2000 presentation.

NOTE B - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain certain cash and due from Bank reserve balances daily in accordance with regulatory requirements. The balance maintained under such requirements was $156,000 at December 31, 2000.

NOTE C - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale	(Dollars in thousands)
	December 31, 2000				December 31, 1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government
federal agencies	$4,749	$0	$(27)	$4,722	$7,001	$ 0	$(165)	$6,836
State & local
governments	0	0	0	0	498	20	0	518
Mortgage-backed
securities	0	0	0	0	52	0	0	52
Equity securities	430	0	(29)	401	315	0	(36)	279
	$5,179 ====	$0 ==	$(56) ====	$5,123 ====	$7,866 =====	$20 ====	$(201) =====	$7,685 =====

Held-to-maturity

State & local
governments	400	1	0	401	400	1	0	401

Mortgage-backed
securities	154	2	0	156	185	0	0	185
	$554	$3 ===	$0 ===	$557 ===	$585 ====	$1 ===	$0 ===	$586 ===

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 2000:

	(Dollars in thousands)
	Securities available-for-sale		Securities held-to-maturity

Amounts maturing in:	Amortized Cost	Fair Value	Amortized Cost	Fair Value

One year or less	$1,003	$ 998	$400	$401
After one year through five years	3,246	3,224	0	0
After five years through ten years	500	500	0	0
After ten years, including equity
securities	430	401	0	0
Mortgage-backed securities	0	0	154	156
	$5,179 ======	$5,123 ======	$554 =====	$557 ====

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2000, the Bank sold securities available-for-sale for total proceeds of approximately $1,497,000 resulting in gross realized gains of approximately $17,000 and gross realized losses of approximately $18,000. During 1999, the Bank sold securities available-for-sale for total proceeds of approximately $698,000 resulting in gross realized gains of approximately $1,000 and gross realized losses of approximately $3,000.

There were no securities transferred between classifications during 2000 and 1999.

Investment securities with a carrying amount of approximately $3,261,000 and $1,550,000 were pledged to secure deposits as required or permitted by law at December 31, 2000 and 1999, respectively.

NOTE D - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 2000 and 1999 are summarized as follows:

	(Dollars in thousands)

	2000	1999
Loans secured by real estate
Construction	$415	$189
Farmland	787	914
1-4 family residential properties, net	6,271	5,485
Multifamily (5 or more) residential properties	382	0
Nonfarm nonresidential properties	2,476	2,095
Agricultural production	561	656
Commercial and industrial	1,091	952
Consumer	7,920	6,196
Municipal	0	9
Other	2	0

Total	$19,905 ======	$16,496 =======

An analysis of the allowance for loan losses is as follows:

	(Dollars in thousands)

	2000	1999

Balance, beginning of year	$124	$110
Loans, charged off	(65)	(6)
Recoveries	7	3
Provision for losses	64	17

Balance, end of year	$130 ====	$124 ====

At December 31, 2000 the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $10,000. The average recorded investment in impaired loans amounted to approximately $28,000 for the year ended December 31, 2000. The allowance for loan losses related to impaired loans amounted to approximately $5,000 at December 31, 2000. Interest income on impaired loans of $2,000 was recognized for cash payments received in 2000. The Bank has no commitments to loan additional funds to borrowers whose loans have been classified as impaired.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2000 was $542,000. During 2000, new loans made to such related parties amounted to $123,000 and payments amounted to $38,000.

NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 2000 and 1999 follows:

	(Dollars in thousands)
	2000	1999

Land	$ 52	$ 50
Buildings and improvements	432	428
Furniture, fixtures, and equipment	677	562
Construction in process	270	31
	1,431	1,071
Accumulated depreciation and amortization	(357)	(288)
Total	$1,074 =====	$ 783 =====

NOTE F - DEPOSITS

Deposit account balances at December 31, 2000 and 1999, are summarized as follows:

	(Dollars in thousands)

	2000	1999

Non-interest bearing checking accounts	$ 3,835	$ 3,279
Interest-bearing checking accounts	3,703	3,163
Savings accounts	6,166	6,082
Certificates of deposit	11,362	8,632

Total	$25,066	$21,156

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $2,438,000 and $1,563,000 at December 31, 2000 and 1999.

At December 31, 2000, scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)

2001	$ 8,689
2002	1,333
2003	854
2004	198
After 2005 and after	288

$11,362 ======

The Bank held deposits of approximately $531,000 and $428,000 for related parties at December 31, 2000 and 1999, respectively.

Overdrawn demand deposits reclassified as loans totaled $5,000 and $128,000 at December 31, 2000 and 1999, respectively.

NOTE G - BORROWED FUNDS

Borrowed funds are summarized as follows as of December 31:

	(Dollars in thousands)

	2000	1999

Federal Home Loan Bank advances	$ 968	$3,000
Securities sold under agreement to purchase	137	289
Federal funds purchased	571	1,271

Total	$1,676 =====	$4,560 =====

Federal Home Loan Bank advances are comprised of the following at December 31:

		(Dollars in thousands)
	Current
	interest	Balance
	rate	2000	1999
Variable-rate advances
Advance due in January 2000	-	$ 0	$ 750
Advance due in February 2000	-	0	928
Advance due in March 2000	-	0	1,322

Fixed rate advances, with monthly principal and interest payments maturing February 1, 2015	7.15%	968	0

Total Federal Home Loan Bank advances		$968 ===	$3,000 ======

FHLB advances are collaterlized by all shares of FHLB stock owned by the bank (totaling $199,000) and by 100% of the bank's mortgage loan portfolio (totaling approximately $1,307,000). Based upon the Bank's FHLB stock, total FHLB advances are limited to approximately $3,976,000.

The aggregate minimum future annual principal payments on FHLB advances are as follows:

(Dollars in thousands)

2001	$227
2002	176
2003	137
2004	106
2005	82
After 2005	240
$968

Securities (with a carrying value of $138,000) sold under agreement to repurchase generally mature within one to four days from the transaction date. The securities underlying the agreements were maintained under the Bank's control. The following applied during 2000 and 1999:

	(Dollars in thousands)
	2000	1999

Interest rate at year end	2.96%	2.96%
Highest month end amount outstanding during the year	$651,000	$446,000
Average amount outstanding during the year	$394,000	$343,000
Average rate of interest for the period	2.96%	2.96%

NOTE H - FEDERAL INCOME TAXES

The provision for income taxes for 2000 and 1999 consists of the following:

	(Dollars in thousands)

	2000	1999
Income tax expense
Current tax expense	$30	$ 2
Deferred tax expense	0	16

	$30 ====	$18 ====

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

	(Dollars in thousands)

	2000	1999

Federal statutory income tax at 34%	$ 65	$58
Tax exempt income	(6)	(22)
Other	(29)	(18)

	$30 ===	$18 ===

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

	2000	1999

Differences in available-for-sale securities	$ 21	$ 64
Differences in depreciation methods	(37)	(10)
Differences in accounting for loan losses	25	25
Differences in nonaccrual loan	2	0
Differences in deferred loan fees	22	18
Other	(11)	(34)

	$ 22 ====	$ 63 ===

Deferred tax assets	$ 70	$107
Deferred tax liabilities	(48)	(44)

Net deferred tax assets	$ 22 ===	$ 63 ===

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the balance sheet. Financial instruments whose contract amount represents credit risk were as follows:

	(Dollars in thousands)
	2000	1999

Credit card lines	$ 460	$ 0
Commitments to fund loans	102	307
Other unused commitments	795	653

Total	$1,357 ====	$ 960 =====

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 2000 or 1999.

The Bank had balances in excess of $100,000 with the following Bank as of December 31, 2000:

(Dollars in thousands)
Great Lakes Bankers Bank	$972

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

The Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Bank.

NOTE K - RESTRICTION ON DIVIDENDS

The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 2000, retained earnings of approximately $327,000 was available for the payment of dividends without prior regulatory approval.

NOTE L - EMPLOYEE BENEFITS

In 1998, the Bank initiated a 401(k) Profit Sharing Plan. The plan covers all of the Bank's employees with at least one year of service. Participants may make salary savings contributions up to 6% of their compensation, 50% of which will be matched by the Bank. 401(k) profit sharing expense for the years ended December 31, 2000 and 1999 was $30,000 and $30,000, respectively.

NOTE M - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Comptroller of the Currency (OCC). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the OCC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:

	(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2000:
Total Risk-Based Capital
(to Risk-Weighted Assets)	$2,224	10.9%	$1,627	8.0%	$2,034	10.0%
Tier I Capital
(to Risk-Weighted Assets)	2,094	10.3%	814	4.0%	1,220	6.0%
Tier I Capital
(to Average Assets)	2,094	7.8%	1,078	4.0%	1,347	5.0%

As of December 31, 1999:
Total Risk-Based Capital
(to Risk-Weighted Assets)	$2,550	24.4%	$ 837	8.0%	$1,046	10.0%
Tier I Capital
(to Risk-Weighted Assets)	2,440	23.3%	419	4.0%	628	6.0%
Tier I Capital
(to Average Assets)	2,440	13.9%	703	4.0%	878	5.0%

NOTE N - FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed -rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of borrowed funds which mature within 90 days approximate their fair values. The fair values of other borrowed funds are estimated using discounted cash flow analysis that applies interest rates currently offered on similar instruments.

The estimated fair values of the Bank's financial instruments are as follows:

	(Dollars in thousands)

	2000		1999
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$1,789	$1,789	$1,872	$1,872
Investment securities	5,677	5,680	8,270	8,271
Loans, net	19,775	18,944	16,372	16,371
Accrued interest receivable	276	276	232	232

Financial liabilities:
Deposits	25,066	25,193	21,156	21,128
Borrowed funds	1,676	1,712	4,560	4,560
Accrued interest payable	45	45	28	28

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in NOTE I. No derivatives were held by the Bank for trading purposes.

APPENDIX A TO PROXY STATEMENT

PLAN AND AGREEMENT OF MERGER

This Plan and Agreement of Merger, dated as of April 10, 2001, is hereby entered into by and between The First National Bank of New Holland, New Holland, Ohio, a national banking association organized and existing under the laws of the United States, whose address is 25 North Main Street, New Holland, Ohio, 43145 ("Bank"), and Community First Financial Bancorp, Inc., a corporation formed under the General Corporation Law of the State of Ohio ("Holding Company"). In addition, as soon as reasonably and legally possible Holding Company will form, as a wholly-owned subsidiary, a new national banking association organized and existing under the laws of the United States under the name FF Interim National Bank ("Interim Bank"), which will upon such formation become a party to this Agreement and to the Agreement of Merger attached hereto and made a part hereof as Exhibit A. All obligations of the Interim Bank will, until properly assumed by it by its execution of this Agreement, be made and assumed on its behalf by Holding Company. Bank, Holding Company and Interim Bank are herein sometimes referred to collectively as the "Parties", and individually as a "Party".

W I T N E S S E T H:

WHEREAS, Holding Company will, upon the formation of Interim Bank be the owner of all the outstanding shares of the capital stock of Interim Bank;

WHEREAS, the Parties desire and contemplate that on the Closing Date (as hereinafter defined) Bank shall merge with and into Interim Bank, with Interim Bank as the corporation surviving, pursuant to the Agreement of Merger attached hereto and made a part hereof as Exhibit A (the "Agreement of Merger" or "Merger Agreement"), and thereupon Interim Bank, as successor to Bank shall commence business as a bank under the name The First National Bank of New Holland in Pickaway County, Ohio;

WHEREAS, upon the consummation of the merger contemplated by the Agreement of Merger (the "Merger") the shares of the outstanding common stock, par value $25.00 per share, of Bank (other than those held by dissenting shareholders) ("Bank common stock") shall be converted into newly issued shares of the common stock without par value of Holding Company at the rate of four (4) shares of the common stock of for each share of Community First Financial Bancorp common stock issued and outstanding on the effective date of the Merger, and immediately after the Closing Date, Holding Company will own all of the outstanding shares of Interim Bank, and the former shareholders of Bank will own all of the outstanding shares of common stock of Holding Company; and

WHEREAS, this Agreement and the Agreement of Merger (collectively the "Agreements"), and the transactions and other acts respectively contemplated thereby, have been authorized and approved by the Boards of Directors of Bank and Holding Company, and upon its formation by the Board of directors of Interim Bank.

NOW, THEREFORE, Bank, Holding Company and Interim Bank agree as follows:

A. The Closing Date

The transactions contemplated by this Agreement shall be consummated and the "Closing" shall occur upon the satisfaction of all conditions to Closing on a date mutually agreed upon by the Parties (the "Closing Date").

B. Efforts Prior To The Closing

The Parties will each use all reasonable efforts to cause the Closing to occur and the conditions set forth in Section D hereof to be satisfied with all reasonable dispatch, and none of them will undertake any course of action inconsistent with such intended result.

C. The Closing

Upon the Closing, Holding Company will issue to such person or persons as Bank shall designate in writing the shares of Holding Company's common stock, without par value, ("Holding Company Common") necessary to consummate the merger under the Agreement of Merger.

From and after the Closing each holder of a certificate or certificates theretofore representing shares of Bank common stock shall surrender such certificate or certificates to Bank and shall receive in exchange therefor, in respect of the certificate or certificates so surrendered, a certificate or certificates representing the number of shares of Holding Company Common into and for which the shares of Bank common stock theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of Article III, Section 3.1 of the Agreement of Merger.

Until surrendered pursuant to the provisions hereof, each certificate or certificates theretofore representing shares of Bank common stock shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Holding Company) to represent the number of shares of Holding Company into and for which the shares of Bank common stock theretofore represented thereby shall have been converted pursuant to the provisions of Article III, Section 3.1 of the Agreement of Merger.

No dividends or other distributions, if any, payable to the holders of shares of Holding Company Common shall be paid to the holders of a certificate or certificates theretofore representing shares of Bank common stock; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Bank common stock pursuant to the provisions hereof, there shall then be paid to the record holders of a certificate or certificates for shares of Holding Company Common issued in exchange therefor the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Holding Company Common to holders of record of shares of Holding Company Common as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Holding Company Common represented thereby.

D. Conditions Precedent

The obligations of each of the Parties to cause the transactions respectively contemplated by this Agreement, the Agreement of Merger and thus the Closing to occur, shall be subject to the satisfaction of the following conditions except as such Party may waive the same in writing in accordance with Section E hereof:

(1) Action by Comptroller of the Currency. At or prior to the Closing, the Comptroller of the Currency, the head of the federal government agency that regulates national banks, shall have:

(a) approved in final form the incorporation and formation of Interim Bank as a national banking association under and pursuant to the laws of the United States; and

(b) approved this Agreement and the Agreement of Merger, as well as the Merger contemplated thereby, in accordance with the applicable laws of the United States;

and each such approval shall be in full force and effect at the Closing Date.

(2) Orders by the Board of Governors of the Federal Reserve System. At or prior to the Closing, the Board of Governors of the Federal Reserve System (i) shall have granted Holding Company's application for approval to become a bank holding company pursuant to Section 3(a)(1) of the Bank Holding Company Act of 1956, as amended, and consummation of the transactions contemplated by this Agreement shall be in compliance with such approval, which shall be in full force and effect at the Closing.

(3) Bank Shareholder Approval. This Agreement and the Agreement of Merger shall have been duly adopted and approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bank common stock entitled to vote on the proposal to so approve such Agreements.

(4) Securities Law Compliance. The Shares of Holding Company's common stock to be issued to the holders of Bank common stock upon the consummation of the merger in exchange for their shares of Bank common stock shall be duly registered under the Securities Act of 1933, as amended, under a registration statement on Form S-4 and in accordance with the terms and conditions of the regulations of the Securities and Exchange Commission, and also properly registered or otherwise qualified under all other applicable state securities laws, as legally required, and no stop order shall be in effect under any such federal or state securities law.

(5) Tax Consequences. At or prior to the Closing, the Parties shall be confident that for Federal income tax purposes (a) the Merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, (b) no gain or loss will be recognized by any shareholder of Bank upon the exchange of Bank common stock for Holding Company common stock in the Merger, (c) the basis of Holding Company common stock so received by a Bank shareholder upon the Merger will be, in the hands of such shareholder, the same as the basis of Bank common stock surrendered in exchange therefor, and (d) the holding period of Holding Company common stock thus received by a shareholder of Community National will include the holding period of the shares of Bank common stock surrendered in exchange therefor provided that such shares are capital assets in the hands of the shareholders.

(6) Shareholders Dissent. The shareholders of Bank shall have taken the action contemplated by paragraph D(3) herein and the holders in the aggregate of not more than 1,091 shares (5% of the 21,808 total outstanding shares) of Bank common stock (or such lesser number as may be required to comply with any conditions or requirements imposed by the Comptroller of the Currency or the Board of Governors of the Federal Reserve System) shall have either voted against the Merger or given notice in writing at or prior to the meeting at which the Merger was ratified and confirmed that they dissent from the Merger, in accordance with applicable law.

(7) Litigation. On the Closing Date there shall be no court order in effect enjoining or preventing consummation of any of the transactions contemplated by this or any of the other Agreements; and there shall be no litigation, governmental investigation or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of any of the transactions contemplated by this or any of the other Agreements or otherwise claiming that such consummation is improper and which the Board of directors of Bank shall in good faith determine, with advice of counsel, (i) has a reasonable likelihood of being successfully prosecuted, and (ii) if successfully prosecuted, would materially and adversely affect the benefits intended for the shareholders of Bank under this Agreement.

(8) Opinion of Counsel. Dinsmore & Shohl LLP shall be prepared to deliver to the Parties its opinion, dated the Closing Date, to the effect that (i) Holding Company and Interim Bank both are duly incorporated, validly existing and in good standing, and have all requisite power and authority to own properties and conduct the business herein contemplated to be owned and conducted by each of them after the Closing Date, under, in each case, the laws of each corporation's state of incorporation; (ii) each of the Agreements, as well as the transactions respectively contemplated thereby, have been duly authorized and approved by all requisite corporate action on the part of each of the respective parties thereto; (iii) the Merger has become effective pursuant to all applicable federal laws and all applicable laws of the State of Ohio, and upon becoming effective each of the outstanding shares of Bank common stock (excluding shares held by those shareholders of Bank who perfected their rights as dissenting shareholders under applicable federal law) was converted into four (4) shares of Holding Company common stock as contemplated by the Merger Agreement; and (iv) all of the outstanding shares of Holding Company common stock are duly authorized, validly issued, fully paid and non-assessable. Dinsmore & Shohl LLP shall also be prepared to give all such other written opinions at Closing Date as any of the Parties reasonably may request.

(9) Board of directors of Holding Company. Upon the Closing, the Board of directors of Holding Company shall consist of such persons as shall have been elected by the initial shareholders of Holding Company.

(10) Holding Company Articles. Prior to Closing, Holding Company shall not have amended its Articles of Incorporation to other than the form set forth in Exhibit B attached hereto and made a part hereof except to eliminate cumulative voting rights. (Also attached hereto as a part of Exhibit B but not subject to any restriction on amendment are the Code of Regulations of Holding Company).

(11) Holding Company Common Stock. The shares of Holding Company common stock into which the shares of common stock of Bank will be converted upon the consummation of the merger shall be validly issued and outstanding fully paid and non-assessable.

E. Miscellaneous

(1) Termination. This Agreement may be terminated and the Agreement of Merger may be terminated and abandoned prior to the Closing, either before or after the meeting of Bank's shareholders herein provided for: (a) by mutual consent of the Parties, authorized by their respective Boards of Directors; or (b) by written notice from any Party to the other Parties, authorized by the Board of directors of the Party giving such notice, if any of the other Parties shall have breached in any material respect any of the obligations hereunder and such breach shall not have been abated; or (c) by written notice from Bank to the other Parties, authorized by the Board of directors of Bank if the Closing shall not have occurred by September 30, 2001.

(2) Waiver and Amendment. Any of the provisions of the Agreements may be waived at any time by any Party which is, or the shareholders which are, entitled to the benefit thereof upon the authority of the Board of directors of such Party, provided that as to such waiver after the last vote of the shareholders of such Party with respect to the Agreements, such waiver shall not, in the judgment of the Board of directors of such Party, materially and adversely affect the benefits of such Party or its shareholders intended under the Agreements. Any of the provisions of the Agreements may be modified at any time prior to or after the vote hereon (or thereon as the case may be) of shareholders of any Party, by agreement in writing approved by the Board of directors of each Party thereto and executed in the same manner (but not necessarily by the same persons) as such Agreement so to be modified, provided that such modifications after the last vote of the shareholders of a Party hereon shall not, in the judgment of the Board of directors of such Party, materially and adversely affect the benefits of such Party or its shareholders intended under the Agreements.

(3) Delegation. To the extent permitted by law, the powers of the Board of directors of each Party under and with respect to this Agreement may be delegated by such Board of directors (which, whenever referred to herein shall be understood to include the Executive Committee of such Board, if any) to any officer or officers of such Party, and any notices, consents or other action referred to in this Agreement to be given or taken by any Party may be given or taken on its behalf by any officer so authorized.

(4) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but such counterparts taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers, as of the date set forth above.

Attest:	The First National Bank of New Holland
("Bank")
/s/ Cheryl McDonald	By: /s/Marty Mace
Its: President

Community First Financial Bancorp, Inc.
("Holding Company")
/s/ Ruth Murphy	By:/s/Edgar A. Smith
Its:President

CFF Interim National Bank hereby agrees to and assumes all the obligations and agreements contained herein which were agreed to and assumed on its behalf by Community First Financial Bancorp.

CFF Interim National Bank ("Interim Bank")

By: ______________________________________

Date: ______________________________________

APPENDIX A-1 TO

PROXY STATEMENT

AGREEMENT OF MERGER

THIS AGREEMENT OF MERGER, dated as of __________, 2001, by and among CFF INTERIM NATIONAL BANK ("CFF"), THE FIRST NATIONAL BANK OF NEW HOLLAND ("Bank"), and COMMUNITY FIRST FINANCIAL BANCORP, INC. ("Parent"), an Ohio corporation;

W I T N E S S E T H:

WHEREAS, Bank is a banking association organized under the laws of the United States, being located at 25 North Main Street, New Holland, County of Pickaway, in the State of Ohio, with a capital of $____________, divided into ___________ shares of common stock, each of $25.00 par value, surplus of $ , and retained earnings of $_________ as of _____________, 2001;

WHEREAS, CCF is a banking association in organization under the laws of the United States, to be located at 25 North Main Street, County of Pickaway, in the State of Ohio, with a capital of $___________, divided into seven shares of common stock, each of $_____ par value, surplus of $________, with no retained earnings as of _____________, 2001;

WHEREAS, Bank is authorized to have outstanding 21,808 shares of common stock, of which, as of the date hereof, 21,808 shares are issued and outstanding ("Bank Common"); and

WHEREAS, CFF is authorized to have outstanding ______ shares of common stock, of which ______ shares are presently subscribed ("CFF Common"); and

WHEREAS, Parent, an Ohio corporation and principal subscriber to the shares of CFF, has agreed to make available to CFF at the Closing that number of shares of its common stock without par value of Parent ("Parent Common") necessary to consummate the merger contemplated hereby; and

WHEREAS, the Directors of Bank and CFF (such corporations being hereinafter sometimes called the "Constituent Corporations") deem it advisable for the mutual benefit of the Constituent Corporations, their respective shareholders and others that Bank be merged into CFF upon the terms and conditions hereinafter set forth, and such Directors have approved this Agreement of Merger;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and in accordance with the laws of the United States, Bank and CFF hereby agree that, subject to the terms and conditions hereinafter set forth, Bank shall be merged into CFF and that the terms and conditions of such merger, including the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations, shall be as follows:

ARTICLE I

1.1 Upon the Closing on the Closing Date, as defined in Article IV, Section 4.1 below, the Bank shall be merged into CFF which shall be the surviving corporation and shall continue to be governed by the applicable federal laws. CFF, as such surviving corporation, is hereinafter sometimes referred to as the "Receiving Association."

ARTICLE II

2.1 Effective as of the time that this merger shall become effective, as specified in the merger approval to be issued by the Comptroller of the Currency, the Articles of Association of CFF, amended as hereinafter provided and attached hereto as Schedule 1, shall be the Articles of Association of the Receiving Association until the same shall thereafter be further amended in accordance with law. Upon the Closing, Article FIRST of the Articles of Association of CFF shall be deemed amended to change the name of CNB to "THE FIRST NATIONAL BANK OF NEW HOLLAND." The Receiving Association reserves the right to further amend, alter, change or repeal after such merger any provision contained in its Articles of Association, and all rights conferred in this Agreement of Merger are subject to such reserved power.

2.2 The Board of directors of the Receiving Association shall consist of seven (7) persons until such time after the Closing as such number may be changed in accordance with the Regulations of the Receiving Association. The names and addresses of the first Directors of the Receiving Association (each of whom shall serve until the next annual meeting of shareholders and until his successor is elected, or until his earlier resignation, removal from office or death) at the time of the Closing are:

DIRECTOR	ADDRESS
Jack F. Alkire	3821 St. Rt. 735 SE
Washington Court House, Ohio 43160
John R. Bryan	2070 Good Hope-New Holland Road
New Holland, Ohio 43145

Richard W. Kirkpatrick	28 S. Main Street
New Holland, Ohio 43145
Marty R. Mace	24920 Locust-Grove Road
Williamsport, Ohio 43164
Daniel L. Preston	3233 Asbury Road
Clarksburg, Ohio 43115
Michael E. Putnam	2011 Putnam Road
Clarksburg, Ohio 43115
Edgar A. Smith	585 Tiara Way
Washington Court House, Ohio 43160

If upon the Closing or thereafter there exists a vacancy in the Board of directors of the Surviving Corporation, such vacancy may be filled by the remaining members of the Board of directors in the manner provided by law and the regulations of the Receiving Association.

2.3 The officers of Bank immediately prior to the Closing shall be the officers of the Receiving Association and shall hold office, subject to the regulations of the Receiving Association, at the pleasure of the Board of directors.

2.4 The business of the Receiving Association shall be that of a national banking association and shall be conducted at its main office, to be located at 25 North Main Street, New Holland, Pickaway County, Ohio, and its legally established branches.

2.5 Upon the Closing, the effect of the merger shall be as provided by the applicable provisions of federal law. Without limiting the foregoing, and subject thereto, upon the Closing, the existence of Bank shall cease as a separate entity but shall continue in the Receiving Association, subject to the rights of creditors which shall be preserved unimpaired; the Receiving Association shall have, without further act or deed, all property, rights, powers, duties and obligations of each of the Constituent Corporations and trusts and to the duties and liabilities connected therewith, and shall perform every such trust or relation in the same manner as if it had itself originally assumed the trust or relation and the obligation and liabilities connected therewith within the limits of the charter of the Receiving Association.

ARTICLE III

The terms of the merger, the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations shall be as follows:

3.1 Forthwith upon the Closing, each share of Bank Common outstanding immediately prior to the Closing (excluding shares held by those shareholders of Bank who have perfected their rights as dissenting shareholders) shall be converted into and become four (4) shares of Parent Common. The number of authorized shares of common stock, $25.00 par value per share, of Bank will, by virtue of the merger, be 87,232 upon consummation of the merger, all of which will be canceled as a result of the merger.

3.2 The amount of capital stock of CFF shall be $________, divided into ____ shares of common stock, each of $________ par value, and at the time the merger shall become effective, the association shall have a surplus of $_______, and undivided profits, including capital reserves, which when combined with the capital and surplus will be equal to the combined capital structures of Bank and of CNB, as stated in the preamble of this agreement, adjusted however, for normal earnings and expenses (and if applicable, purchase accounting adjustments) between _____________, 2001, and the effective time of the merger.

3.3 The shares of Parent Common into which shares of Bank Common are converted pursuant to the provisions of Section 3.1 above shall be the shares furnished for such purpose by Parent as referred to in the third recital clause at the beginning of this Agreement.

3.4 From and after the Closing each holder of a certificate or certificates theretofore representing shares of Bank Common shall surrender such certificate or certificates to Bank, and shall receive in exchange therefor a certificate or certificates representing the number of shares of Parent Common into and for which the shares of Bank Common theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of Section 3.1 above.

3.5 Until surrendered pursuant to the provisions of Section 3.4 above, each certificate or certificates theretofore representing shares of Bank Common shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Parent) to represent the number of shares of Parent into and for which the shares of Bank Common thereto represented thereby shall have been converted pursuant to the provisions of Section 3.1 above.

3.6 No dividends or other distributions, if any, payable to the holders of shares of Parent Common shall be paid to the holders of a certificate or certificates theretofore representing shares of Bank Common; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Bank Common pursuant to the provisions of Section 3.4 above, there shall then be paid to the record holders of a certificate or certificates for shares of Parent Common issued in exchange therefor, the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Parent Common to holders of record of shares of Parent Common as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Parent Common represented thereby.

3.7 Upon the merger becoming effective in accordance with the terms of Article IV hereof, Parent shall repurchase all shares of Parent Common originally issued to the Incorporators of Parent to facilitate Parent's organization. Such purchase shall be in an amount equal to the amount expended by such person to originally purchase such shares.

ARTICLE IV

4.1 The merger shall become effective, and the "Closing" shall occur upon the satisfaction of all conditions to Closing on a date mutually agreed upon by the Parties (the "Closing Date").

ARTICLE V

5.1 If the Plan and Agreement of Merger among Parent, Bank and CFF, dated as of ______________, is terminated in accordance with the terms thereof, then this Agreement of Merger shall simultaneously terminate without further action by the Constituent Corporations. In the event of such termination, the Board of directors of each of the Constituent Corporations shall direct its officers not to file this Agreement of Merger as provided above, notwithstanding favorable action on this Agreement of Merger by the shareholders of the respective Constituent Corporations.

ARTICLE VI

6.1 This Agreement of Merger may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute one and the same instrument.

6.2 Any of the provisions of this Agreement of Merger may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of directors of such party, provided that as to such waiver after the last vote of the shareholders of such party hereon such waiver shall not, in the judgment of the Board of directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Agreement of Merger. Any of the provisions of this Agreement of Merger may be modified at any time prior to or after the vote hereon of shareholders of any party, by agreement in writing approved by the Board of directors of each party and executed in the same manner (but not necessarily by the same persons) as this Agreement of Merger, provided that such modification after the last vote of the shareholders of a party hereon shall not, in the judgment of the Board of directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Agreement of Merger

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers as of the date set forth above.

THE FIRST NATIONAL BANK OF
NEW HOLLAND
Attest:	("Bank")
_______________________________	By:_____________________________
Name: __________________________
Its:_____________________________

CFF INTERIM NATIONAL BANK
Attest:	("CFF")
_________________________________	By:_____________________________
Name:__________________________
Its:_____________________________

COMMUNITY FIRST FINANCIAL
BANCORP, INC.
Attest:	("Parent")
________________________________	By:____________________________
Name: _________________________
Its:____________________________

ARTICLES OF INCORPORATION

OF

COMMUNITY FIRST FINANCIAL BANCORP, INC.

The undersigned, desiring to form a corporation for profit, under the General Corporation Law of Ohio, do hereby certify:

FIRST: The name of this Corporation shall be Community First Financial Bancorp, Inc.

SECOND: The place in Ohio where its principal office is to be located is New Holland, County of Pickaway.

THIRD: The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Chapter 1701 of the Ohio Revised Code.

FOURTH: The maximum number of shares which the Corporation is authorized to have outstanding is Eight Hundred Fifty (850) shares, all of which shall be designated Common Stock and shall be without par value.

FIFTH: The number of Directors of the Corporation shall be fixed from time to time in accordance with the Corporation's Regulations and may be increased or decreased as therein provided. The Board of Directors shall be divided into two classes, as nearly equal in number as the then total number of Directors constituting the whole Board permits, it not being required that each class have the same number of members if such is mathematically impossible with the term of office of one class expiring each year. At the organizational meeting of shareholders, Directors of the first class shall be elected to hold office for a term expiring at the next succeeding Annual Meeting and Directors of the second class shall be selected to hold office for a term expiring at the second succeeding Annual Meeting. Thereafter, at each Annual Meeting of shareholders, the successors to the class of Directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding Annual Meeting after such election. In the event of any increase in the number of Directors of the Corporation, the additional Directors shall be so classified that all classes of Directors shall be increased equally as nearly as may be possible. In the event of any decrease in the number of Directors of the Corporation, all classes of Directors shall be decreased equally as nearly as possible.

SIXTH: (A) Except as otherwise provided in Clause (B) of this Article SIXTH:

(i) any merger or consolidation of the Corporation with or into any other corporation;

(ii) any sale, lease, exchange or other disposition of all or any substantial part of the assets of the Corporation to or with any other corporation, person or other entity; or

(iii) the issuance or transfer of any securities of the Corporation by the Corporation to any other corporation, person or other entity for cash;

shall require the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock of the Corporation which are not beneficially owned by such other corporation, person or other entity if, as of the record date for the determination of shareholders entitled to notice thereof and to vote thereon, such other corporation, person or entity is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, considered for the purposes of this Article SIXTH as one class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified, by law or in any agreement with any national securities exchange.

(B) The provisions of this Article SIXTH shall not apply to any transaction described in clauses (i), (ii) or (iii) of Clause (A) of this Article SIXTH, (i) with another corporation if a majority, by vote, of the outstanding shares of all classes of capital stock of such other corporation entitled to vote generally in the election of Directors, considered for this purpose as one class, is owned of record or beneficially by the Corporation and/or its subsidiaries; (ii) with another corporation, person or other entity if the Board of Directors of the Corporation shall by resolution have approved a memorandum of understanding with such other corporation, person or other entity with respect to and substantially consistent with such transaction prior to the time such other corporation, person or other entity became the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors; or (iii) approved by resolution adopted by the affirmative vote of at least a majority of the members of the whole Board of Directors of the Corporation at any time prior to the consummation thereof.

(C) For the purposes of this Article SIXTH, a corporation, person or other entity shall be deemed to be the beneficial owner of any shares of capital stock of the corporation (i) which it has the right to acquire pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise; or (ii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (i) above), by any other corporation, person or other entity with which it or its "affiliate" or "associate" (as defined below) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the Corporation, or which is its "affiliate" or "associate" as those terms were defined in Rule 12b-2 of the general rules and regulations under the Securities Exchange Act of 1934. For the purposes of this Article SIXTH, the outstanding shares of any class of capital stock of the Corporation shall include shares deemed owned through the application of clauses (i) and (ii) of this Clause (C) but shall not include any other shares which may be issuable pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise.

(D) The Board of Directors of the Corporation shall have the power and duty to determine for the purposes of this Article SIXTH, on the basis of information then known to it, whether (i) any other corporation, person or other entity beneficially owns, directly or indirectly, 10% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, or is an "affiliate" or an "associate" (as defined above) of another, (ii) any proposed sale, lease, exchange or other disposition of part of the assets of the Corporation involves a substantial part of the assets of the Corporation, and (iii) the memorandum of understanding referred to above is substantially consistent with the transaction to which it relates. Any such determination by the Board shall be conclusive and binding for all purposes of this Article SIXTH.

SEVENTH: The Board of Directors of the Corporation, when evaluating any offer of another party to (i) purchase or exchange any securities or property for any outstanding equity securities of the Corporation, (ii) merge or consolidate the Corporation with another corporation, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration not only to the price or other consideration being offered but also to all other relevant factors, including without limitation the financial and managerial resources and future prospects of the other party; the possible effects on the business of the Corporation and its subsidiaries and on the depositors, employees, and other constituents of the Corporation and its subsidiaries; and the possible effects on the communities and the public interest which the Corporation and its subsidiaries serve. In evaluating any such offer, the Board of Directors shall be deemed to be performing their duly authorized duties and acting in good faith and in the best interests of the Corporation within the meaning of Section 1701.13 of the Ohio Revised Code, as it may be amended from time to time, and the Corporation's Regulations.

EIGHTH: When authorized by the affirmative vote of a majority of the Board of Directors, without the action or approval of the shareholders of this Corporation, this Corporation may redeem, purchase, or contract to purchase, at any time and from time to time, shares of any class issued by this Corporation for such prices and upon and subject to such terms and conditions as the Board of Directors may determine.

NINTH: The statutes of Ohio require that action on certain specified matters at a shareholders' meeting shall be taken by the affirmative vote of the holders of more than a majority of shares entitled to vote thereon, unless other provision is made in the Articles of Incorporation. On all these specified matters, action may be taken by the affirmative vote of a two-thirds majority of shares entitled to vote thereon or, if the vote is required to be by classes, by the affirmative vote of a two-thirds majority of each class of shares entitled to vote thereon as a class, except that any amendment, alteration, addition to or repeal of Article SIXTH or this Article NINTH and of any of the matters specified above in Article SIXTH as requiring a vote other than the affirmative vote of the holders of a two-thirds majority of the shares entitled to vote thereon, may only be taken by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of capital stock of the Company entitled to vote thereon, considered for the purposes of this Article as one class.

Date: January 30, 2001	/s/Jack F. Alkire
Jack F. Alkire, Incorporator
/s/John R. Bryan
John R. Bryan, Incorporator
/s/Richard W. Kirkpatrick
Richard W. Kirkpatrick, Incorporator
/s/Marty R. Mace
Marty R. Mace, Incorporator
/s/Daniel L. Preston
Daniel L. Preston, Incorporator
/s/Michael E. Putnam
Michael E. Putnam, Incorporator
/s/Edgar A. Smith
Edgar A. Smith, Incorporator

REGULATIONS

OF

COMMUNITY FIRST FINANCIAL BANCORP, INC.

ARTICLE I

SEAL

The Board of directors may from time to time adopt such seal or seals, if any, as they deem appropriate for the use of the Corporation in transacting its business.

ARTICLE II

SHAREHOLDERS

(a) Annual meeting. The annual meeting of the shareholders shall be held at the principal office of the Corporation, or at such other place either within or without the State of Ohio as may be specified in the notice required under paragraph (c) of this Article no later than the fourth Tuesday in April of each year, or at such other time as may be fixed by the Board of directors, at which time there shall be elected Directors to serve until the end of the term to which they are elected and until their successors are elected and qualified. Any other business may be transacted at the annual meeting without specific notice of such business being given, except such business as may require specific notice by law.

(b) Special Meetings. Special meetings of the shareholders may be called and held within or without the State of Ohio, as provided by law, except that in the event of a meeting of shareholders called by shareholders, there must be five or more shareholders owning in the aggregate not less than 25% of the issued and outstanding common stock of the Corporation.

(c) Notice. Notice of each annual or special meeting of the shareholders shall be given in writing either by the President, any Vice President, the Secretary, or any Assistant Secretary, not less than ten (10) days before the meeting. Any shareholder may, at any time, waive any notice required to be given under these Regulations.

(d) Quorum. The shareholders present in person or by proxy at any meeting shall constitute a quorum unless a larger proportion is required to take the action stated in the notice of the meeting, in which case, to constitute a quorum, there shall be present in person or by proxy the holders of record of shares entitling them to exercise the voting power required by the Articles of Incorporation of the Corporation or applicable law to take the action stated.

(e) Order of Business. At all shareholders' meetings the order of business shall be as follows unless changed by a majority vote:

1. Reading of minutes of previous meeting and acting thereon;

2. Reports of Directors and Committees;

3. Financial report or statement;

4. Reports from Chairman, President or other officers;

5. Unfinished business;

6. Election of Directors;

7. New or miscellaneous business;

8. Adjournment.

(f) Organization. The Chairman of the Board shall preside at all meetings of the shareholders, but in his absence the President shall preside, and in his absence the shareholders shall elect another officer or a shareholder to so preside. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

ARTICLE III

DIRECTORS

(a) Number. The Board of directors shall be composed of not less than five (5) nor more than twenty (25) persons, as shall be fixed by the shareholders in accordance with applicable law, who shall be elected in accordance with the provisions of the Articles of Incorporation by action of the shareholders. Any Director's office created by the Directors by reason of an increase in their number may be filled by action of a majority of the Directors then in office.

(b) Changes. The number of Directors fixed in accordance with the immediately preceding paragraph may also be increased or decreased by the Directors at a meeting or by action in writing without a meeting, and the number of Directors as so changed shall be the number of Directors until further changed in accordance with this Section; provided, that no such decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director; and provided, further, that the number of Directors shall not be increased by the Directors to more than three Directors beyond the number of Directors as fixed at the most recently held meeting of shareholders called for the purpose of electing Directors.

(c) Nominations. Nominations for the election of Directors may be made by the Board of directors or a proxy committee appointed by the Board of directors or by any shareholder entitled to vote in the election of Directors generally. However, any shareholder entitled to vote in the election of Directors generally may nominate one or more persons for election as Directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (1) with respect to an election to be held at an annual meeting of shareholders, 45 days in advance of the corresponding date for the date of the preceding year's annual meeting of shareholders, and (2) with respect to an election to be held at a special meeting of shareholders for the election of Directors, the close of business on the seventh day following the date on which notice of such meeting is first given to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Corporation if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

(d) Vacancies. Vacancies in the Board of directors shall be filled as provided by the laws of the State of Ohio then in effect.

(e) Time of Meeting. The Board of directors shall meet at the principal office of the Corporation, at least annually, immediately following the annual meeting of the shareholders, but the Directors shall have the authority to change the time and place of such meeting by the adoption of by-laws or by resolution.

(f) Call and Notice. Meetings of the Board of directors other than the annual meeting may be called at any time by the Chairman of the Board and shall be called by the Chairman upon the request of two members of the Board. Such meetings may be held at any place within or without the State of Ohio. Notice of the annual meeting need not be given and each director shall take notice thereof, but this provision shall not be held to prevent the giving of notice in such manner as the Board may determine. The Board shall decide what notice shall be given and the length of time prior to the meetings that such notice shall be given of all other meetings. Any meeting at which all of the directors are present shall be a valid meeting whether notice thereof was given or not and any business may be transacted at such a meeting.

(g) Presence Through Communications Equipment. Meetings of the Board of directors, and meetings of any Committee thereof, may be held through any communications equipment if all persons participating can hear each other, and participation in a meeting pursuant to this subparagraph (g) shall constitute presence at such a meeting.

(g) By-Laws. The Board of directors may adopt byBlaws for their own government and that of the Corporation provided such byBlaws are not inconsistent with the Articles of Incorporation or these Regulations.

ARTICLE IV

COMMITTEES

The Board of directors may, by resolution, designate not less than three (3) of its number to serve on an Executive Committee or such other committee or committees as the Board may from time to time constitute. The Board of directors may delegate to any such Executive Committee any of the authority of the Directors, however conferred, other than that of filling vacancies among the Directors or in any committee of the Directors and to incur debts, excepting for current expenses, unless specifically authorized. The specific duties and authority of any such committee or committees shall be stated in the resolution constituting the same.

ARTICLE V

OFFICERS

(a) Number. The officers of the Corporation shall be a Chairman of the Board, a President, a Secretary and a Treasurer, and one or more Vice Presidents if the Board establishes such office. Any two or more of the offices may be held by the same persons, but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required to be executed, acknowledged or verified by two or more officers.

(b) Other Officers. The Board of directors is authorized in its discretion to establish the office of Executive Vice President, and shall have the further power to provide for such other officers, assistant officers and agents as it shall deem necessary from time to time and may dispense with any of said offices and agencies at any time.

(c) Election, Term and Removal. At the first meeting of the Board of directors after the annual meeting of shareholders, the Board shall select one of its members by a majority vote to be Chairman of the Board and shall select one of its members by a majority vote to be President of the Corporation. It shall also select all other officers of the Corporation by a majority vote, but none of such other officers shall be required to be members of the Board, except the Chairman of the Board and President. All officers of the Corporation shall hold office for one year and until their successors are elected and qualified.

(d) Vacancies and Absence. If any office shall become vacant by reason of the death, resignation, disqualification, or removal of the incumbent thereof, or other cause, the Board of directors may elect a successor to hold office for the unexpired term in respect to which such vacancy occurred or was created. In case of the absence of any officer of the Corporation or for any reason that the Board of directors may determine as sufficient, the said Board may delegate the powers and duties of such officer to any other officer or to any director, except where otherwise provided by these Regulations or by statute, for the time being.

ARTICLE VI

DUTIES OF OFFICERS

(a) Chairman of the Board. The Chairman of the Board of directors shall preside at all meetings of the Board and of the shareholders, appoint all special or other committees unless otherwise ordered by the Board, confer with and advise all other officers of the Corporation, and perform such other duties as may be delegated to him from time to time by the Board.

(b) President. The President shall be the Chief Executive Officer and active head of the Corporation, and in the recesses of the Board of directors and the Executive Committee, if the Board establishes such a committee, shall have general control and management of all its business and affairs. He shall make such recommendations to the Board of directors, or any committees thereof, as he thinks proper, and he shall bring before said Board such information as may be required touching the business and property of the Corporation. He shall perform generally all the duties incident to the office of President, as required or authorized by law and such as are usually vested in the President of a similar corporation.

(c) Secretary. The Secretary shall keep a record of all proceedings of the Board of directors, and of all meetings of shareholders, and shall perform such other duties as may be assigned to him by the Board of directors or the President.

(d) Treasurer. The Treasurer shall have charge of the funds and accounts of the Corporation and shall keep proper books of account showing all receipts, expenditures and disbursements of the Corporation, with vouchers in support thereof. The Treasurer shall also from time to time, as required, make reports and statements to the Directors as to the financial condition of the Corporation, and submit detailed statements of receipts and disbursements; he shall perform such other duties as shall be assigned to him from time to time by the Board of directors or the President.

(e) Vice Presidents. The Vice Presidents, including the Executive Vice President, if the Board establishes such offices, shall perform such duties as may be delegated to them by the Board of directors, or assigned to them from time to time by the Board of directors or the President. A Vice President, if the Board establishes such office, may be designated by the Board to shall perform the duties and have the powers of the President in case of the absence of the latter from his office, and during such absence such Vice President shall be authorized to exercise all the functions of the President and shall sign all papers and perform all duties as acting President.

ARTICLE VII

INDEMNIFICATION

The Corporation shall indemnify each director and each officer of the Corporation, and each person employed by the Corporation who serves at the written request of the Chairman or President of the Corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust or other enterprise, to the full extent permitted by Ohio law. The term "officer" as used in this Article VII shall include the Chairman of the Board, the President, each Vice President, the Treasurer, the Secretary, and any other person who is specifically designated as an "officer" within the operation of this Article VII by action of the Board of directors. The Corporation may indemnify assistant officers, employees and others by action of the Board of directors to the extent permitted by Ohio law.

ARTICLE VIII

STOCK

(a) Certificates of Stock. Each shareholder of this Corporation whose stock has been fully paid for shall be entitled to a certificate or certificates showing the number of shares registered in his or her name on the books of the Corporation. Each certificate shall be signed by the Chairman of the Board or the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. A full record of each certificate, as issued, shall be entered on the stub thereof.

(b) Transfers of Stock. Shares shall be transferable on the books of the Corporation by the holders thereof in person or by a duly authorized attorney upon surrender of the Certificates therefor with duly executed assignment endorsed thereon or attached thereto. Evidence of authority to endorse any certificate and to request its transfer shall be produced to the Corporation upon request. In case of transfer by executors, administrators, guardians or other legal representatives or fiduciaries, appropriate legal evidence of their authority to act shall be produced and may be required to be filed with the Corporation. No transfer shall be made until the stock certificate in question and such evidence of authority are delivered to the Corporation.

(c) Transfer Agents and Registrars. The Board of directors may appoint an agent or agents to keep the records of the shares of the Corporation, or to transfer or to register shares, or both, in Ohio or any other state and shall define the duties and liabilities of any such agent or agents.

(d) Lost, Destroyed or Mutilated Certificates. If any certificate of stock in this Corporation becomes worn, defaced or mutilated, the Directors, upon production and surrender thereof, may order the same cancelled, and may issue a new certificate in lieu of the same. If any certificate of stock be lost or destroyed, a new certificate may be issued upon such terms and under such regulations as may be adopted by the Board of directors.

ARTICLE IX

AMENDMENTS

These Regulations, or any of them, may be altered, amended, added to or repealed as provided by law and the Articles of Incorporation of the Corporation.

Adopted: April 10, 2001

APPENDIX D

12 U.S.C. SECTION 215a AND BANKING CIRCULAR 259

Approval of Comptroller, board and shareholders; merger agreement; notice; capital stock; liability of receiving association

(a) One or more national banking associations or one or more State banks, with the approval of the Comptroller, under an agreement not inconsistent with this subchapter, may merge into a national banking association located within the same State, under the charter of the receiving association. The merger agreement shall -

(1) be agreed upon in writing by a majority of the board of directors of each association or State bank participating in the plan of merger;

(2) be ratified and confirmed by the affirmative vote of the shareholders of each such association or State bank owing at least two-thirds of its capital stock outstanding, or by a greater proportion of such capital stock in the case of a State bank if the laws of the State were it is organized so require, at a meeting to be held on the call of the directors, after publishing notice of the time, place, and object of the meeting for four consecutive weeks in a newspaper of general circulation published in the place where the association or State bank is located, or, if there is no such newspaper, then in the newspaper of general circulation published nearest thereto, and after sending such notice to each shareholder of record by certified or registered mail at least ten days prior to the meeting, except to those shareholders who specifically waive notice, but any additional notice shall be given to the shareholders of such State bank which may be required by the laws of the State where it is organized. Publication of notice may be waived, in cases where the Comptroller determines that an emergency exists justifying such waiver, by unanimous action of the shareholders of the association or State banks;

(3) specify the amount of the capital stock of the receiving association, which shall not be less than that required under existing law for the organization of a national bank in the place in which it is located and which will be outstanding upon completion of the merger, the amount of stock (if any) to be allocated, and cash (if any) to be paid, to the shareholders of the association or State bank being merged into the receiving association; and

(4) provide that the receiving association shall be liable for all liabilities of the association or State bank being merged into the receiving association.

Dissenting shareholders

(b) If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the share so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

Valuation of shares

(c) The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

Application to shareholders of merging associations: appraisal by Comptroller; expenses of receiving association; sale and resale of shares; State appraisal and merger law

(d) If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be in contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

Status of receiving association; property rights and interests vested and held as fiduciary

(e) The corporate existence of each of the merging banks or banking associations participating in such merger shall be merged into and continued in the receiving association and such receiving association shall be deemed to be the same corporation as each bank or banking association participating in the merger. All rights, franchises, and interests of the individual merging banks or banking associations in and to every type of property (real, personal, and mixed) and choses in action shall be transferred to and vested in the receiving association by virtue of such merger without any deed or other transfer. The receiving association, upon the merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises, and interests, including appointments, designation, and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee of estates of lunatics, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises, and interests were held or enjoyed by any one of the merging banks or banking association at the time of the merger, subject to the conditions hereinafter provided.

Removal as fiduciary; discrimination

(f) Where any merging bank or banking association, at the time of the merger, was acting under appointment of any court as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver, or committee of estates of lunatics, or in any other fiduciary capacity, the receiving association shall be subject to removal by a court of competent jurisdiction in the same manner and to the same extent as was such merging bank or banking association prior to the merger. Nothing contained in this section shall be considered to impair in any manner the right of any court to remove the receiving association and to appoint in lieu thereof a substitute trustee, executor, or other fiduciary, except that such right shall not be exercised in such manner as to discriminate against national banking associations, nor shall any receiving association be removed solely because of the fact that it is national banking association.

Issuance of stock by receiving association; preemptive rights

(g) Stock of the receiving association may be issued as provided by the terms of the merger agreement, free from any preemptive rights of the shareholders of the respective merging banks.

Comptroller of the Currency. Administrator of National Banks. Banking Circular 259. March 5, 1992. 57 Federal Register 9150, March 16, 1992. Circular in full text.

Department of the Treasury

Office of the Comptroller of the Currency

[Docket No. 92-3]

Stock Appraisals

AGENCY: Office of the Comptroller of the Currency, Treasury.

ACTION: Notice of policy statement on stock appraisals.

SUMMARY: The Office of the Comptroller of the Currency (OCC) has issued Banking Circular 259 to describe methods used by the OCC to estimate the value of a bank's share when a shareholder dissents to a conversion, consolidation, or merger involving a national bank, and to summarize the results of appraisals performed by the OCC between January 1, 1985, and September 30, 1991. This notice, which provides the full text of BC 259, is for the benefit of persons who do not normally receive banking circulars.

DATE: BC 259 was dated March 5, 1992.

SUPPLEMENTARY INFORMATION: On March 5, 1992, the OCC issued BC 259 describing methods used to estimate the value of a bank's shares and the results of appraisals performed by the OCC between January 1, 1985, and September 30, 1991. The full text of B 259 is set out below.

TO: Chief Executive Officers of National Banks, Deputy Comptrollers (District), Department and Division Heads, and Examining Personnel.

Purpose

This Banking Circular informs all national banks of the valuation methods used by the Office of the Comptroller of the Currency (OCC) to estimate the value of a bank's shares when requested to do so by a shareholder dissenting to the conversion, merger, or consolidation of its bank. The results of appraisals performed by the OCC between January 1, 1985, and September 30, 1991 are summarized.

References: 12 U..S.C. 214a, 215 and 215a; 12 CFR 11.590 (item 2)

Background

Under 12 U.S.C. 214a, a shareholder dissenting from a conversion, consolidation, or merger involving a national bank is entitled to receive the value of his or her shares from the resulting bank. A valuation of the shares shall be made by a committee of three appraisers (a representative of the dissenting shareholder, a representative of the resulting bank, and a third appraiser selected by the other two). If the committee is formed and renders an appraisal that is acceptable to the dissenting shareholder, the process is complete and the appraised value of the shares is paid to the dissenting shareholder by the resulting bank. If, for any reason, the committee is not formed or if it renders an appraisal that is not acceptable to the dissenting shareholder, an interested party may request an appraisal by the OCC. 12 U.S.C 215 provides these appraisal rights to any shareholder dissenting to a consolidation. Any dissenting shareholder of a target bank in a merger is also entitled to these appraisal rights pursuant to 12 U.S.C 215a.

The above provides only a general overview of the appraisal process. The specific requirements of the process are set forth in the statutes themselves.

Methods of Valuation Used

Through its appraisal process, the OCC attempts to arrive at a fair estimate of the value of a bank's shares. After reviewing the particular facts in each case and the available information on a bank's shares, the OCC selects an appropriate valuation method, or combination of methods, to determine a reasonable estimate of the shares' value.

Market Value

The OCC uses various methods to estimate the market value of shares being appraised. If sufficient trading in the shares exists and the prices are available from direct quotes from the Wall Street Journal or a market-maker, those quotes are considered in determining the market value. If no market value is readily available, or if the market value available is not well established, the OCC may use other methods of estimating market value, such as in the investment value and adjusted book value methods.

Investment Value

Investment value requires an assessment of the value t investors of a share in the full earnings of the target bank. Investment value is estimated by applying an average price/earnings ratio of banks with similar earnings potential to the earnings capacity of the target bank.

The peer group selection is based on location, size, and earnings patterns. If the state in which the subject bank is located provides a sufficient number of comparable banks using location, size and earnings patterns as the criteria for selection, the price/earnings ratios assigned to the banks are applied to the earnings per share estimated for the subject bank. In order to select a reasonable peer group when there are too few comparable independent banks in a location that is comparable to that of the subject bank, the pool of banks from which a peer group is selected is broadened by including one-bank holding company banks in a comparable location, and/or by selecting banks in less comparable locations, including adjacent states, that have earnings patterns similar to the subject bank.

Adjusted Book Value

The OCC also uses an "adjusted book value" method for estimating value. Historically, the OCC has not placed any weight on the bank's "unadjusted book value" since that value is based on historical acquisition costs of the bank's assets, and does not reflect investors' perceptions of the value of the bank as an ongoing concern. Adjusted book value is calculated by multiplying the book value of the target bank's assets per share times the average market price to book value ratio of comparable banking organizations. The average market price to book value ratio measures the premium or discount to book value, which investors attribute to shares of similarly situated banking organizations.

Both the investment value method and the adjusted book value method present appraised values, which are based on the target bank's value as a going concern. These techniques provide estimates of the market value of the shares of the subject bank.

Overall Valuation

The OCC may use more than one of the above-described methods in deriving the value of shares of stock. If more than one method is used, varying weights may be applied in reaching an overall valuation. The weight given to the value by a particular valuation method is based on how accurately the given method is believed to represent market value. For example, the OCC may give more weight to a market value representing infrequent trading by shareholders than to the value derived from the investment value method when the subject bank's earnings trend is so irregular that it is considered to be a poor predictor of future earnings.

Purchase Premiums

For mergers and consolidations, the OCC recognizes that purchase premiums do exist and may, in some instance, be paid in the purchase of small blocks of shares. However, the payment of purchase premiums depends entirely on the acquisition or control plans of the purchasers, and such payments are not regular or predictable elements of the market value. Consequently, the OCC's valuation methods do not include consideration of purchase premiums in arriving at the value of shares.

Statistical Data

The chart below lists the results of appraisals the OCC performed between January 1, 1985 and September 30, 1991. The OCC provides statistical data on book value and price/earnings ratios for comparative purposes, but does not necessarily rely on such data in determining the value of the banks' shares. Dissenting shareholders should not view these statistics as determinative for future appraisals.

In connection with disclosures given to shareholders under 12 CFR 11.590 (Item 2), banks may provide shareholders a copy of this Banking Circular or disclose the information contained in the Banking Circular, including the results of OCC appraisals. If the bank discloses the past results of the OCC appraisals, it should advise shareholders that: (1) The OCC's did not rely on all the information set forth in the chart in performing each appraisal; and, (2) the OCC's past appraisals are not necessarily determinative of its future appraisals of a particular bank's shares.

[Remainder of page left intentionally blank.]

Appraisal Results

Appraisal date	Appraisal value	Price offered	Book value	Average price earnings ratio of peer group
1/1/85	107.05	110.00	178.29	5.3
1/2/85	73.16	NA	66.35	6.8
1/15/85	53.41	60.00	83.95	4.8
1/31/85	22.72	20.00	38.49	5.4
2/1/85	30.63	24.00	34.08	5.7
2/25/85	27.74	37.55	41.62	5.9
4/30/85	25.98	35.00	42.21	4.5
7/30/85	3,153.10	2,640.00	6,063.66	N/C
9/1/85	17.23	21.00	21.84	4.7
11/22/85	316.74	338.75	519.89	5.0
11/22/85	30.28	NA	34.42	5.9
12/16/85	66.29	77.00	89.64	5.6
12/27/85	60.85	57.00	119.36	5.3
12/31/85	61.77	NA	73.56	5.9
12/31/85	75.79	40.00	58.74	12.1
1/12/86	19.93	NA	26.37	7.0
3/14/86	59.02	200.00	132.20	3.1
4/21/86	40.44	35.00	43.54	6.4
5/2/86	15.50	16.50	23.69	5.0
7/3/86	405.74	NA	612.82	3.9
7/31/86	297.34	600.00	650.63	4.4
8/22/86	103.53	106.67	136.23	NC
12/26/86	16.66	NA	43.57	4.0
12/31/86	53.39	95.58	69.66	7.1
5/1/87	186.42	NA	360.05	5.1
6/11/87	38.53	55.00	77.75	4.5
6/11/87	38.53	55.00	77.75	4.5
7/31/87	13.10	NA	20.04	6.7
8/26/87	55.92	57.52	70.88	NC
8/31/87	19.55	23.75	30.64	5.0
8/31/87	10.98	NA	17.01	4.2
10/6/87	56.48	60.00	73.11	5.6
3/15/88	297.63	NA	414.95	6.2
6/2/88	27.26	NA	28.45	5.4
6/30/88	137.78	NA	215.36	6.0
8/30/88	768.62	677.00	1,090.55	10.7
3/31/89	773.62	NA	557.30	7.9
5/26/89	136.47	180.00	250.42	4.5
5/29/90	9.87	NA	11.04	9.9

The "Appraisal Date"* The "Appraisal Date" is the consummation date for the conversion, consolidation, or merger.

NA - Not Available.

NC - Not Computed.

For more information regarding the OCC's stock appraisal process contact the Office of the Comptroller of the Currency, Bank Organization and Structure.

Dated: February 26, 1992.

Robert L. Clarke,

Comptroller of the Currency

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Community First Financial Bancorp's Regulations provide that the corporation shall indemnify to the full extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, trustee, employee or agent of the corporation or of another corporation if serving at the request of Community First Financial Bancorp.

In general, Ohio law provides that a corporation may indemnify such persons against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such suits, actions or proceedings if the person seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in the case of an action by or in the name of the claim or issue as to which such person has been adjudged to be liable to negligence or misconduct unless and to the extent that the court in which the action was brought holds that indemnification is warranted.

Item 21. Exhibits and Financial Statement Schedules.

The following exhibits are included as part of this Registration Statement:

Exhibit No.	Description
2	Plan and Agreement of Merger, including Agreement of Merger*
3.1	Articles of Incorporation of Community First Financial Bancorp*
3.2	Regulations of Community First Financial Bancorp*
5, 23.1	Opinion and Consent of Dinsmore & Shohl LLP
21	Subsidiary of the Registrant
23.2	Consent of Dixon, Francis, Davis & Company
24	Power of Attorney**
99	Form of Proxy

* Filed as an Appendix to the Proxy Statement/Prospectus.

** Contained on the signature page to this Registration Statement on Form S-4.

Item 22. Undertakings.

As the offering herein described is an offering under Rule 415 of the Securities Act of 1933, the undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering granted may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)(Section 230.424(b)) of this chapter) if, in the aggregate, the changes in volume and price present no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be treated as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(6) The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Holland, State of Ohio on this 16th day of April, 2001.

COMMUNITY FIRST FINANCIAL BANCORP

By: /s/ Edgar A. Smith
Edgar A. Smith

Each person whose signature appears below constitutes and appoints Edgar A. Smith to be his true and lawful attorney-in-fact and agent with full power of substitution, for him in his name, place and stead, in any capacity, to sign any and all amendments relating to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes might or could do in person, hereby ratifying and confirming all that the attorney-in-fact and agent or his substitute may lawfully cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons, in the capacities indicated and on the dates indicated.

Principal Executive Officer:	Date:

/s/ Edgar A. Smith	4/10/01
Edgar A. Smith

Principal Financial Officer:	Date:

/s/ Marty R. Mace	4/10/01
Marty R. Mace

Directors:	Date:

/s/ Jack L. Alkire	4/10/01
Jack L. Alkire

/s/ John R. Bryan	4/10/01
John R. Bryan

/s/ Richard W. Kirkpatrick	4/10/01
Richard W. Kirkpatrick

/s/ Marty R. Mace	4/10/01
Marty R. Mace

/s/ Daniel L. Preston	4/10/01
Daniel L. Preston

/s/ Michael E. Putnam	4/10/01
Michael E. Putnam

/s/ Edgar A. Smith	4/10/01
Edgar A. Smith

EXHIBIT INDEX

Exhibit No.	Description	Page in Sequential Numbering System
2	Plan and Agreement of Merger, including Agreement of Merger*
3.1	Articles of Incorporation of Community First Financial Bancorp*
3.2	Regulations of Community First Financial Bancorp*
5, 23.1	Opinion and Consent of Dinsmore & Shohl LLP
21	Subsidiary of the Registrant
23.2	Consent of Dixon, Francis, Davis & Co.
24	Power of Attorney*
99	Form of Proxy

* Filed as an Appendix to the Proxy Statement/Prospectus.

** Contained on the signature page to this Registration Statement on Form S-4.